Filed pursuant to Rule 424(b)(5)

Registration Nos. 333-86050

333-86050-01

333-86050-02

333-86050-03

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 26, 2003)

50,000,000 Shares

American Electric Power Company, Inc.

Common Stock

$20.95 per share

We are selling 50,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 7,500,000 additional shares of our common stock at the initial public offering price less the underwriting discount to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “AEP.” On February 27, 2003, the closing price of our common stock on the New York Stock Exchange was $20.95 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$20.9500	$1,047,500,000
Underwriting discount	$0.6285	$31,425,000
Proceeds to us, before expenses	$20.3215	$1,016,075,000

The underwriters expect to deliver the shares to purchasers on or about March 4, 2003.

Joint Book-Running Managers

JPMorgan	Salomon Smith Barney

Banc of America Securities LLC

BNP PARIBAS	Danske Markets	Goldman, Sachs & Co.	Lehman Brothers
McDonald Investments Inc.	Morgan Stanley	UBS Warburg

February 27, 2003

AMERICAN ELECTRIC POWER COMPANY
DOMESTIC OPERATIONS

ECAR
SPP
ERCOT

Power Plants
Coal Mines
Coal Terminal Facilities
Louisiana Intrastate Gas
Houston Pipe Line
Natural Gas Storage
Service Territory
Barge Lines
Transmission Lines
250 MW Reserved Transmission Service

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the securities we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, including securities other than those we are offering in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page 20 of the accompanying prospectus.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

ii

SUMMARY

The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the prospectus to which it relates. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. You should also review “Risk Factors” beginning on page 2 of the accompanying prospectus to determine whether an investment in the common stock is appropriate for you.

Unless the context requires otherwise, references to “American Electric Power,” “AEP,” “we,” “our” or “us” refer to American Electric Power Company, Inc., a New York corporation, and its consolidated subsidiaries.

American Electric Power Company, Inc.

American Electric Power Company, Inc. is one of the largest investor-owned public utility companies in the United States. We provide, directly or indirectly, generation, transmission and distribution services to almost five million customers in eleven states (Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia) through our utility operations.

Our portfolio of assets includes:

•	38,000 megawatts of generating capacity, the largest complement of generation in the United States;

•	38,000 miles of transmission lines;

•	186,000 miles of distribution lines that support delivery of electricity to our customers’ premises;

•	Substantial coal transportation assets (7,000 railcars, 1,800 barges, 37 tug boats and two coal handling terminals with 20 million tons of annual capacity);

•	6,400 miles of gas pipelines in Louisiana and Texas with 128 billion cubic feet of gas storage facilities; and

•	4,000 megawatts of generating capacity in the U.K. and other minor international investments.

Business Strategy

Our business will be focused on utility operations in the United States, which tend to offer more stable and relatively predictable earnings and cash flow. We are continuing to reduce trading in markets where we do not have assets and will focus instead on ensuring maximum value for our assets by selling output in excess of our utility needs. This asset optimization approach has long been part of our strategy as an active seller of excess power in the Midwest. We remain focused on credit quality and liquidity.

Our strategy for the core business of utility operations is to:

•	Maintain moderate but steady earnings growth;

•	Manage the regulatory process to maximize retention of earnings and operational improvement;

•	Maximize the value of transmission assets and protect revenue stream through regional transmission organization (RTO) membership;

•	Continue process improvement to maintain distribution service quality while enhancing financial performance; and

•	Optimize generation assets through enhanced availability and sale of excess capacity.

Overview of Utility Operations

Our electric utility subsidiaries have traditionally provided electric service, consisting of generation, transmission and distribution, on an integrated basis to their retail customers. Our operating subsidiaries include AEP Texas Central Company (formerly Central Power and Light Company), AEP Texas North Company (formerly West Texas Utilities Company), Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, Kingsport Power Company, Wheeling Power Company and AEP Generating Company. These operating subsidiaries provide, directly or indirectly, electric service to approximately 5 million customers in 11 states through our electric networks of over 38,000 miles of transmission lines and 186,000 miles of distribution lines.

Overview of Wholesale Operations

In October 2002, we announced plans to reduce our exposure to energy trading markets and to downsize our trading and wholesale marketing operations. Going forward, we plan for our energy trading and marketing operations to be limited to risk management around our assets and focused in regions where we own assets.

Our wholesale electric power transactions in the United States are conducted principally through our public utility subsidiaries through which we also conduct our energy delivery operations. Our other wholesale transactions are conducted principally through AEP Energy Services, Inc. and AEP Resources, Inc. Wholesale operations use and manage the following assets:

•	Power generation facilities owned by our public utility subsidiaries and other sources of generation;

•	Natural gas pipeline, storage and processing facilities;

•	Coal mines and related facilities; and

•	Barge, rail and other fuel transportation related assets.

Restructuring

Our public utility subsidiaries, like many other electric utilities, have traditionally provided electric generation and energy delivery, consisting of transmission and distribution services, as a single product to their retail customers. Legislation has been enacted in Michigan, Ohio, Texas and Virginia that allows for customer choice of generation supplier. These measures generally allow competition in the generation and sale of electric power, but not in transmission and distribution. Although customer choice legislation has been enacted in Arkansas, Oklahoma and West Virginia, such legislation is in the process of being repealed in Arkansas, has been delayed indefinitely in Oklahoma and has not been implemented in West Virginia.

Each of our Ohio utility subsidiaries currently operates as a functionally separated electric utility company and no longer charges bundled rates for its retail sales of electricity. Distribution rates for our Ohio utility subsidiaries are approved by The Public Utilities Commission of Ohio and transmission rates are approved by the Federal Energy Regulatory Commission. We have sought regulatory approval to legally separate the transmission and distribution assets of our Ohio utility subsidiaries from their generation assets pursuant to Ohio restructuring legislation. However, we are presently determining the regulatory feasibility of complying with Ohio restructuring legislation through continued functional separation. Assuming regulatory compliance, it is currently our intention that our Ohio utility subsidiaries remain functionally separated. Similarly, each of our Texas utility subsidiaries in the Electric Reliability Counsel of Texas (ERCOT) also currently operates as a functionally separated electric utility company with distribution and, for the most part, transmission rates that continue to be set by the Public Utility Commission of Texas (PUCT) and with generation rates that are not set by the PUCT. We have sought regulatory approval to legally separate the generation assets of our Texas utility subsidiaries from their transmission and distribution assets as required by Texas restructuring legislation. Additionally, in December 2002, TCC filed a divestiture plan with the PUCT proposing to sell its generation assets in order to accurately determine TCC’s stranded costs in accordance with Texas restructuring legislation. Transition rules for Michigan and Virginia do not require legal separation. Due in part to difficulties in deregulating other markets, deregulation appears unlikely in the other states in which we operate.

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial information for each of the periods indicated. The information in this table is derived from our audited financial statements, as filed in our Current Report on Form 8-K dated February 25, 2003 and you should read the information in this table together with such consolidated financial statements and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Years Ended December 31,
	2002	2001	2000
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues	$14,555	$12,767	$11,113
Expenses	13,292	10,585	9,339

Operating Income	1,263	2,182	1,774
Less: Investment Value and Other Impairment Losses	321	—	—
Other Income (Expenses)	124	148	18
Less: Interest, Preferred Dividend Requirements of Subsidiaries and Minority Interest in Finance Subsidiary	831	867	1,010

Income Before Income Taxes	235	1,463	782
Income Taxes	214	546	602

Income Before Discontinued Operations, Extraordinary Items and Cumulative Effect of Accounting Change	21	917	180
Discontinued Operations (Loss) Income (net of tax)	(190)	86	122
Income (Loss) Before Extraordinary Items and Cumulative Effect	(169)	1,003	302
Extraordinary Losses (net of tax):
Discontinuance of Regulatory Accounting for Generation	—	(48)	(35)
Loss on Reacquired Debt	—	(2)	—
Cumulative Effect of Accounting Change (net of tax)	(350)	18	—

Net Income (Loss)	$(519)	$971	$267

Average Number of Shares Outstanding	332	322	322

Earnings Per Share:
Income Before Discontinued Operations, Extraordinary Items and Cumulative Effect of Accounting Change	$0.06	$2.85	$0.56
Discontinued Operations (Loss)	(0.57)	0.26	0.38
Extraordinary Losses	—	(0.16)	(0.11)
Cumulative Effect of Accounting Change	(1.06)	0.06	—

Earnings (Loss) Per Share (Basic and Diluted)	$(1.57)	$3.01	$0.83

Cash Dividends Paid Per Share	$2.40	$2.40	$2.40

	2002	2001
Consolidated Balance Sheet Data:
Total Current Assets	$6,101	$5,664
Net Property, Plant and Equipment	21,684	22,104
Regulatory Assets	2,688	3,162
Investments and Other Assets	4,021	3,692
Assets Held for Sale	247	721
Assets of Discontinued Operations	—	3,954

Total Assets	$34,741	$39,297

	2002	2001
Capitalization:
Total Debt (1)	$13,660	$13,516
Certain Subsidiary Obligated, Mandatorily Redeemable, Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures of Such Subsidiaries	321	321
Minority Interest in Finance Subsidiary	759	750
Cumulative Preferred Stock of Subsidiaries	145	156
Total Common Shareholders’ Equity	7,064	8,229

Total Capitalization	$21,949	$22,972

(1)	Includes Short-term Debt, Equity Units and Long-term Debt due within one year.

The Offering

Common stock offered	50,000,000 shares.
Use of proceeds

The net proceeds of this offering, after deducting offering expenses, are estimated to be approximately $1,016 million. We intend to use the net proceeds to repay short-term debt, current maturities of long-term debt and for general corporate purposes, which may include, but are not limited to, working capital and capital expenditures.

Dividend policy

The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our subsidiaries. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We recently revised our dividend policy. Our management has recommended a 40 percent reduction in the dividend to a quarterly rate of $0.35 per share, beginning in the second quarter of 2003.

Voting rights

The holders of our common stock are entitled to one vote for each share of common stock held. The holders of our common stock are entitled to cumulate their votes when voting for the election of directors.

Trading symbol	Our common stock is listed on the New York Stock Exchange under the symbol “AEP.”

FORWARD-LOOKING STATEMENTS

Some statements contained or incorporated by reference in this prospectus supplement, including the discussion of our plans and proposals under “Summary—American Electric Power Company, Inc.” and “American Electric Power Company, Inc.” are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to:

•	electric load and customer growth;

•	abnormal weather conditions;

•	available sources and costs of fuel;

•	availability of generating capacity;

•	the speed and degree to which competition is introduced in our service territories;

•	the ability to recover stranded costs in connection with possible/proposed deregulation;

•	new legislation and government regulation;

•	oversight and/or investigation of the energy sector or its participants;

•	our ability to successfully control our costs;

•	the success of new business ventures and disposing of existing investments that no longer match our corporate profile;

•	international and country-specific developments affecting our foreign investments, including the dispositions of any current foreign investments and potential additional foreign investments;

•	the economic climate and growth in our service territory and changes in market demand and demographic patterns;

•	inflationary trends;

•	electricity and gas market prices;

•	interest rates;

•	liquidity in the banking, capital and wholesale power markets;

•	actions of rating agencies;

•	changes in technology, including the increased use of distributed generation within our transmission and distribution service territory; and

•	other risks and unforeseen events, including wars, the effects of terrorism, embargoes and other catastrophic events.

In light of these risks, uncertainties and assumptions, the forward-looking statements contained or incorporated by reference in this prospectus supplement might not occur. Neither AEP nor the underwriters undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of $1,015,525,000, after deducting expenses and underwriting discounts and commissions, or $1,167,936,250, if the underwriters exercise in full their option to purchase additional shares of common stock.

We intend to use the net proceeds of this offering to repay short-term debt, current maturities of long-term debt and for general corporate purposes, which may include, but are not limited to, working capital and capital expenditures.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 50,000,000 shares of our common stock (assuming no exercise of the over-allotment option), after deducting the underwriting discounts and estimated offering expenses, and the use of proceeds described herein.

Since December 31, 2002, there has not been any material change in the information set forth below, except as may be described elsewhere in this prospectus supplement, in the accompanying prospectus or in any of the documents incorporated by reference therein. The allocation of net proceeds between short-term debt and long-term debt under “As Adjusted” is an estimate and may differ from the actual use of proceeds. You should read the information in this table along with the financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	December 31, 2002
	Actual	As Adjusted
	(in millions)
Debt:
Short-term debt, including commercial paper	$3,164	$2,648
Long-term debt, including current maturities	10,120	9,620
Equity Unit Senior Notes	376	376

Total debt	13,660	12,644

Certain subsidiary obligated, mandatorily redeemable, preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries	321	321

Minority interest in finance subsidiary	759	759

Cumulative preferred stock of subsidiaries	145	145

Common shareholders’ equity:
Common stock, par value $6.50; 600 million shares authorized, 347,835,212 shares issued at 12/31/02 (8,999,992 shares were held in treasury at 12/31/02)	2,261	2,586
Paid-in capital	3,413	4,104
Accumulated other comprehensive income (loss)	(609)	(609)
Retained earnings	1,999	1,999

Total common shareholders’ equity	7,064	8,080

Total capitalization	$21,949	$21,949

If the entire over-allotment of common shares were exercised, the as adjusted amount of total common shareholders’ equity would be $8,232 million.

AMERICAN ELECTRIC POWER COMPANY, INC.

The following discussion highlights certain important facts regarding us and our subsidiaries and does not contain all of the information that may be important to you. We encourage you to read the documents referred to in the accompanying prospectus under “Where You Can Find More Information,” which contain more complete descriptions of us and our business.

American Electric Power Company, Inc. (AEP) is one of the largest investor-owned public utility companies in the United States. We provide, directly or indirectly, generation, transmission and distribution services to almost five million customers in eleven states (Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia) through our utility operations.

Our portfolio of assets includes:

•	38,000 megawatts of generating capacity, the largest complement of generation in the United States;

•	38,000 miles of transmission lines;

•	186,000 miles of distribution lines that support delivery of electricity to our customers’ premises;

•	Substantial coal transportation assets (7,000 railcars, 1,800 barges, 37 tug boats and two coal handling terminals with 20 million tons of annual capacity);

•	6,400 miles of gas pipelines in Louisiana and Texas with 128 billion cubic feet of gas storage facilities; and

•	4,000 megawatts of generating capacity in the U.K. and other minor international investments.

Business Strategy

Our business will be focused on utility operations in the United States, which tend to offer more stable and relatively predictable earnings and cash flow. We are continuing to reduce trading in markets where we do not have assets and will focus instead on ensuring maximum value for our assets by selling output in excess of our utility needs. This asset optimization approach has long been part of our strategy as an active seller of excess power in the Midwest. We remain focused on credit quality and liquidity.

Our strategy for the core business of utility operations is to:

•	Maintain moderate but steady earnings growth;

•	Maximize the value of transmission assets and protect revenue stream through regional transmission organization (RTO) membership;

•	Continue process improvement to maintain distribution service quality while enhancing financial performance;

•	Optimize generation assets through enhanced availability and sale of excess capacity; and

•	Manage the regulatory process to maximize retention of earnings and operational improvement.

Utility Operations

Our electric utility subsidiaries, which do business as “American Electric Power,” have traditionally provided electric service, consisting of generation, transmission and distribution, on an integrated basis to their retail customers. For discussion on the status of deregulation, see “Restructuring” below.

These operating subsidiaries are:

Operating Subsidiary	Service Territory	Approximate Customers		MW Owned/Leased
AEP Generating Company	Sells Power to Indiana Michigan Power Company and Kentucky Power Company	N/A		1,300

AEP Texas Central Company (TCC)[1]	Southern Texas	690,000	[2]	4,497	[3]

AEP Texas North Company (TNC)[4]	West and Central Texas	189,000	[2]	1,392	[5]

Appalachian Power Company (APCo)	Southwestern Virginia and Southern West Virginia	925,000		5,850

Columbus Southern Power Company	Ohio	689,000		2,595

Indiana Michigan Power Company (I&M)	Northern and Eastern Indiana and Southwestern Michigan	571,000		4,416

Kentucky Power Company	Eastern Kentucky	174,000		1,060

Kingsport Power Company	Kingsport and a portion of Northeastern Tennessee	46,000		None	[6]

Ohio Power Company (OPCo)	Northwestern, East Central, Eastern and Southern Sections of Ohio	702,000		8,520

Public Service Company of Oklahoma	Eastern and Southwestern Oklahoma	505,000		4,228

Southwestern Electric Power Company	Northeastern Texas, Northwestern Louisiana and Western Arkansas	437,000		4,487

Wheeling Power Company	Northern West Virginia	41,000		None	[7]

[1]	Formerly Central Power and Light Company.
[2]	Via approximately two dozen unaffiliated retail electricity providers.
[3]	TCC has applied to the Public Utility Commission of Texas (PUCT) to sell these assets. Includes 1,721 MW TCC has deactivated.
[4]	Formerly West Texas Utilities Company.
[5]	Includes 390 MW TNC has deactivated.
[6]	Purchases its electric power requirements from APCo.
[7]	Purchases its electric power requirements from OPCo.

Regulation

Our public utility subsidiaries’ retail rates and certain other matters are subject to traditional regulation by state utility commissions in Arkansas, Indiana, Kentucky, Louisiana, Oklahoma, Tennessee and West Virginia. In these states the rates of our public utility subsidiaries are generally based on the cost of providing traditional bundled electric service (i.e., generation, transmission and distribution service). The states of Ohio, Texas and Virginia are transitioning from bundled cost-of-service based rates for electric service to unbundled cost-of-service based rates for transmission and distribution service and market pricing for and/or customer choice of generation. Retail sales in Michigan, while still regulated, are now provided at unbundled rates.

The traditional regulatory framework reflects specified fuel costs as part of bundled or unbundled rates or incorporates fuel adjustment clauses in a utility’s rates and tariffs. Fuel adjustment clauses permit periodic adjustments to fuel cost recovery from customers and therefore provide protection against exposure to fuel cost changes. However, recovery of increased fuel costs (i) is no longer provided for in Ohio and (ii) may be limited in the states of West Virginia and Michigan, which have capped or suspended clauses. There will be a true-up proceeding in 2004 in Texas to quantify and reconcile unreconciled fuel costs as well as the amount of stranded costs for TCC, the capacity auction true-up, the price-to-beat clawback component and other regulatory assets associated with the generating assets located in the Electric Reliability Council of Texas (ERCOT) area of Texas that were not previously securitized. The findings from the true-up proceeding will have the practical result of increasing or decreasing the transmission and distribution rates that we charge in the ERCOT area of Texas.

A summary of the rate regulation of each of our major utility subsidiaries is contained in the table below:

Utility	States	Rates and Fuel Clauses	Proposed RTO
AEP Texas Central	TX	Transmission and distribution rates not capped or frozen; true-up proceeding in 2004	ERCOT

AEP Texas North	TX	Transmission and distribution rates not capped or frozen; true-up proceeding in 2004	ERCOT

Appalachian Power	VA	Rates capped until as late as July 1, 2007; active fuel clause	PJM

	WV	Rates and fuel fixed indefinitely pursuant to stipulation

Columbus Southern Power	OH	Rates frozen through 2005 with no fuel adjustment; distribution rates frozen through 2008	PJM

Indiana Michigan Power	IN	Rates capped until January 1, 2005 and fuel capped until March 1, 2004	PJM

	MI	Rates capped until January 1, 2005 and fuel capped until January 1, 2004

Kentucky Power	KY	Rates frozen until June 15, 2003; active fuel clause	PJM

Ohio Power	OH	Rates frozen through 2005 with no fuel adjustment; distribution rates frozen through 2007	PJM

Public Service of Oklahoma	OK	Rates capped until January 1, 2003 (under review); active fuel clause	MISO

Southwestern Electric Power	AR	Rates capped until June 15, 2003; active fuel clause	MISO

	LA	Rates capped until June 15, 2005 (under review); active fuel clause

	TX	Rates frozen until June 15, 2003; active fuel clause

Our subsidiaries are also subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Federal Power Act. I&M and TCC are subject to regulation by the Nuclear Regulatory Commission under the Atomic Energy Act of 1954, as amended, with respect to the operation of the Cook Plant and the South Texas Project (STP), respectively. We are subject to the broad regulatory provisions of the Public Utility Holding Company Act of 1935, as amended, administered by the SEC.

Energy Delivery

Our public utility subsidiaries own and operate transmission and distribution lines and other facilities to deliver electric power. Most of the transmission and distribution services are sold, in combination with electric power, to retail customers of our public utility subsidiaries in their service territories. These sales are made at rates established by the state utility commissions of the states in which these subsidiaries operate. In addition, for the twelve months ended December 31, 2002 there were approximately $440 million in third-party transmission revenues, which are included as part of our utility operations. The FERC regulates and approves the rates for wholesale transmission transactions.

Wholesale Operations

General

In October 2002, we announced plans to reduce our exposure to energy trading markets and to downsize our trading and wholesale marketing operations. We are continuing to reduce trading in markets where we do not have assets and have focused instead on ensuring maximum value for our assets by selling excess output. Going forward, we plan for our energy trading and marketing operations to be limited to risk management around our assets and focused in regions where we own assets.

Our wholesale electric power transactions in the United States are conducted principally through our public utility subsidiaries through which we also conduct our energy delivery operations. Our other wholesale transactions are conducted principally through AEP Energy Services, Inc. and AEP Resources, Inc. Wholesale operations use and manage the following assets:

•	Power generation facilities owned by our public utility subsidiaries and other sources of generation;

•	Natural gas pipeline, storage and processing facilities;

•	Coal mines and related facilities; and

•	Barge, rail and other fuel transportation related assets.

Our wholesale operations consist of the following:

•	Through our public utility subsidiaries, the generation and sale of power (i) to retail customers at unbundled or bundled rates regulated at least in part by state public utility commissions and (ii) at wholesale regulated in certain instances by FERC;

•	Trading and marketing energy commodities in transactions limited to risk management around assets used or managed by our wholesale operations, including electric power, natural gas, natural gas liquids, oil, coal, and SO2 allowances in North America and Europe; and

•	Entering into long-term transactions to buy or sell capacity, energy, and ancillary services of electric generating facilities, either existing or to be constructed, at various locations in North America and Europe.

Power Generation

Our public utility subsidiaries currently own approximately 38,000 MW of domestic generation. A substantial portion of the electric power generated at our generating stations is sold, at bundled or unbundled generation, transmission and distribution rates, to retail customers of our utility subsidiaries in their service territories. The remaining portion is sold on a wholesale basis to non-affiliated electric utilities, municipalities, electric cooperatives, other wholesale customers and power marketers.

In September 2002, we indicated to ERCOT our intent to deactivate 16 gas-fired power plants (eight TCC plants and eight TNC plants). ERCOT subsequently conducted reliability studies that determined that seven plants (four TCC plants and three TNC plants) would be required to ensure reliability of the electricity grid. As a result of these studies, ERCOT and AEP entered into “reliability must run” (RMR) agreements to continue operation of these seven plants. The RMR agreements expired in December 2002 but have been renewed for all but two units of these plants. With ERCOT’s approval, we are proceeding with our planned deactivation of the remaining nine plants.

TCC has also filed a plan of divestiture with the PUCT proposing to sell all of its power generation assets in an effort to determine its level of stranded costs in accordance with the Texas restructuring law. The staff of the PUCT and other parties have filed motions in opposition to our request. The assets to be sold have a generating capacity of 4,497 MW and include eight gas-fired plants, one coal-fired plant, TCC’s interest in another coal-fired plant, a hydroelectric facility and TCC’s interest in STP.

Restructuring

Our public utility subsidiaries, like many other electric utilities, have traditionally provided electric generation and energy delivery, consisting of transmission and distribution services, as a single product to their retail customers. Legislation has been enacted in Michigan, Ohio, Texas and Virginia that allows for customer choice of generation supplier. These measures generally allow competition in the generation and sale of electric power, but not in its transmission and distribution. Although customer choice legislation has been enacted in Arkansas, Oklahoma and West Virginia, legislation to repeal it has passed in Arkansas, it has been delayed indefinitely in Oklahoma and has not been implemented in West Virginia.

Each of our Ohio utility subsidiaries currently operates as a functionally separated electric utility company and no longer charges bundled rates for its retail sales of electricity. Distribution rates for our Ohio utility subsidiaries are approved by The Public Utilities Commission of Ohio and transmission rates are approved by the FERC. We have sought regulatory approval to legally separate the transmission and distribution assets of our Ohio utility subsidiaries from their generation assets pursuant to Ohio restructuring legislation. However, we are presently determining the regulatory feasibility of complying with Ohio restructuring legislation through continued functional separation. Assuming regulatory compliance, it is currently our intention that our Ohio utility subsidiaries remain functionally separated. Similarly, each of our Texas utility subsidiaries in ERCOT also currently operates as a functionally separated electric utility company with distribution and, for the most part, transmission rates that continue to be set by the PUCT and with generation rates that are not set by the PUCT. We have sought regulatory approval to legally separate the generation assets of our Texas utility subsidiaries from their transmission and distribution assets as required by Texas restructuring legislation. Additionally, in December 2002, TCC filed a divestiture plan with the PUCT proposing to sell its generation assets in order to accurately determine TCC’s stranded costs in accordance with Texas restructuring legislation. Transition rules for Michigan and Virginia do not require legal separation. Due in part to difficulties in deregulating other markets, deregulation appears unlikely in the other states in which we operate.

Investments

We have made certain investments in telecommunications, international energy and other concerns. In 2002, we wrote down substantially all of the value of certain of these investments and significant portions of the value of certain other of these investments to reflect deterioration in market conditions. We are evaluating our portfolio of non-regulated assets and plan to sell assets that are no longer core to our business strategy.

We also consummated the following transactions related to foreign investments in 2002:

•	The sale of SEEBOARD GROUP plc, an electricity supply and distribution company in the United Kingdom serving 2,000,000 customers and covering 3,000 square miles of service territory; and

•	The sale of CitiPower Pty., a retail electricity and gas supply and distribution subsidiary in Australia serving 240,000 customers.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “AEP”. The following table sets forth the high and low sale prices, as reported on the New York Stock Exchange and the cash dividends declared on the common shares for the periods indicated. As of December 31, 2002, there were 338,835,220 shares of our common stock outstanding.

	Common Stock
Period	High	Low	Dividends
2001:
First Quarter	$48.10	$39.25	$0.60
Second Quarter	51.20	45.10	0.60
Third Quarter	48.90	41.50	0.60
Fourth Quarter	46.95	39.70	0.60

2002:
First Quarter	$47.08	$39.70	$0.60
Second Quarter	48.80	39.00	0.60
Third Quarter	40.37	22.74	0.60
Fourth Quarter	30.55	15.10	0.60

2003:
First Quarter (through February 27, 2003)	$30.63	$19.01	—

Shareholders

On February 27, 2003 the last reported sale price of our common stock on the NYSE was $20.95. As of February 27, 2003, there were approximately 146,000 holders of record of our common stock.

Dividend Policy

The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our subsidiaries. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We recently revised our dividend policy. Our management has recommended a 40 percent reduction in the dividend to a quarterly rate of $0.35 per share, beginning in the second quarter of 2003.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, corporations that accumulate earnings to avoid U.S. federal income tax and investors in pass-through entities, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

As used herein, a “U.S. Holder” of common stock means a holder that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder.

Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are the joint book-running managers of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
J.P. Morgan Securities Inc.	16,250,012
Salomon Smith Barney Inc.	16,250,013
Banc of America Securities LLC	10,000,000
BNP Paribas Securities Corp.	1,071,425
Danske Markets Inc.	1,071,425
Goldman, Sachs & Co.	1,071,425
Lehman Brothers Inc.	1,071,425
McDonald Investments Inc.	1,071,425
Morgan Stanley & Co. Incorporated	1,071,425
UBS Warburg LLC	1,071,425

Total	50,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below, unless and until this option is exercised) if they purchase any of the shares.

The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.3457 per share. The underwriters may allow, and those dealers may reallow, a discount not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 7,500,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 7,500,000 additional shares of our common stock.

	Paid by American Electric Power
	No Exercise	Full Exercise
Per share	$0.6285	$0.6285
Total	$31,425,000	$36,138,750

We have agreed and our executive officers and directors have agreed that, for a period of 90 days from February 27, 2003, we and they will not, without the prior written consent of the joint book-running managers, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. However, we may grant options to purchase shares and issue shares upon the exercise of outstanding options under our existing stock option plans. The joint book-running managers in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed on the NYSE under the symbol “AEP.”

In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to: banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

This prospectus supplement and the accompanying prospectus will be made available in electronic format on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We estimate that our portion of the total expenses of this offering of common stock, exclusive of underwriting discounts and commissions, will be approximately $550,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and certain of their affiliates have performed investment banking, advisory, general financing and commercial banking services for us and our subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business.

Because 10% or more of the proceeds of this offering, not including underwriter compensation, may be paid to affiliates of certain of the underwriters who are members of the National Association of Securities Dealers, Inc. (“NASD”), this offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8).

LEGAL MATTERS

Certain legal matters with respect to this offering of our common stock will be passed on for us by Thomas G. Berkemeyer, Esq., Associate General Counsel of American Electric Power Service Corporation, one of our affiliates, or David C. House, Esq., Senior Counsel of American Electric Power Service Corporation and Simpson Thacher & Bartlett, New York, New York and for the underwriters by Dewey Ballantine LLP, New York, New York. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

EXPERTS

The financial statements of the Company and subsidiaries incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K dated February 25, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS 142 “Goodwill and Other Intangible Assets”) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$2,000,600,000

American Electric Power Company, Inc.

1 RIVERSIDE PLAZA

COLUMBUS, OHIO 43215

(614) 223-1000

SENIOR NOTES

COMMON STOCK

JUNIOR SUBORDINATED DEBENTURES

STOCK PURCHASE CONTRACTS

STOCK PURCHASE UNITS

AEP CAPITAL TRUST I

AEP CAPITAL TRUST II

AEP CAPITAL TRUST III

TRUST PREFERRED SECURITIES

Guaranteed as described herein by

American Electric Power Company, Inc.

TERMS OF SALE

This prospectus contains summaries of the general terms of the securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the available prospectus supplement carefully before you invest.

The common stock of American Electric Power Company, Inc. is listed on the New York Stock Exchange under the symbol “AEP”. The last reported sale of the common stock on the New York Stock Exchange on February 25, 2003 was $21.26 per share.

In this prospectus, unless the context indicates otherwise, the words “we”, “our” and “us” refer to American Electric Power Company, Inc. and its consolidated subsidiaries. “Trusts” refer to AEP Capital Trust I, AEP Capital Trust II and AEP Capital Trust III.

Investing In These Securities Involves Risks. See The Section Entitled “Risk Factors” Beginning On Page 2 For More Information.

The Securities have not been approved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 26, 2003

THE COMPANY

We are a public utility holding company that owns, directly or indirectly, all of the outstanding common stock of our domestic electric utility subsidiaries and varying degrees of other subsidiaries. Substantially all of our operating revenues derive from the furnishing of electric service. In addition, in recent years we have been pursuing various unregulated business opportunities in the U.S. and worldwide. We were incorporated under the laws of New York in 1906 and reorganized in 1925. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215, and our telephone number is (614) 223-1000.

We own, directly or indirectly, all the outstanding common stock of the following operating public utility companies: AEP Texas Central Company (formerly Central Power and Light Company) (“TCC”), AEP Texas North Company (formerly West Texas Utilities Company) (“TNC”), Appalachian Power Company (“APCo”), Columbus Southern Power Company (“CSP”), Indiana Michigan Power Company (“I&M”), Kentucky Power Company, Kingsport Power Company, Ohio Power Company (“OPCo”), Public Service Company of Oklahoma (“PSO”), Southwestern Electric Power Company (“SWEPCo”) and Wheeling Power Company. These operating public utility companies supply electric service in portions of Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia. We also own all of the outstanding common stock of American Electric Power Service Corporation, which provides accounting, administrative, information systems, engineering, financial, legal, maintenance and other services to us and our subsidiaries.

PROSPECTUS SUPPLEMENTS

We will provide information to you about the securities in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your securities, (b) the accompanying prospectus supplement provides more specific terms of your securities, and (c) the pricing supplement, if any, provides the final terms of your securities. It is important for you to consider the information contained in this prospectus, the prospectus supplement, and the pricing supplement, if any, in making your investment decision.

RISK FACTORS

You should carefully consider the risks described below as well as other information contained in this prospectus before buying the securities registered herein. These are risks we consider to be material to your decision whether to invest in our securities at this time. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the securities registered herein could decline, and you may lose all or part of your investment.

Risks Related to Our Energy Trading and Wholesale Businesses

We have significantly reduced the scope and scale of our energy trading and marketing operations.

In October 2002, AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade energy and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. It is expected that in the future our energy trading and marketing operations will be limited to risk management around our generation assets. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

Our revenues and results of operations are subject to market risks that are beyond our control.

We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the Federal Energy Regulatory Commission (the “FERC”), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

Volatility in market prices for fuel and power may result from:

•	weather conditions;

•	seasonality;

•	power usage;

•	illiquid markets;

•	transmission or transportation constraints or inefficiencies;

•	availability of competitively priced alternative energy sources;

•	demand for energy commodities;

•	natural gas, crude oil and refined products, and coal production levels;

•	natural disasters, wars, embargoes and other catastrophic events; and

•	federal, state and foreign energy and environmental regulation and legislation.

We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

In February 2002, the FERC issued an order directing its staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, we furnished certain information to the FERC in response to their related data request.

Pursuant to the FERC’s February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to us as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

The May 8, 2002 FERC data request required senior management to conduct an investigation into our trading activities during 2000 and 2001 and to provide an affidavit as to whether we engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. Senior management complied with the order and denied our involvement with those trading practices.

On May 21, 2002, the FERC issued a further data request with respect to this matter to us and over 100 other market participants requesting information for the years 2000 and 2001 concerning “wash,” “round trip” or “sale/buy back” trading in the Western System Coordinating Council (WSCC), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, “wash sales”). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to us and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing our records, we responded to the FERC that we did not participate in any “wash sale” transactions involving power or gas in the relevant market. We further informed the FERC that certain of our traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including us, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a “wash sale” but do have certain characteristics in common with such sales. In response to a request from the California attorney general for a copy of AEP’s responses to the FERC inquiries, we provided the pertinent information.

The Public Utilities Commission of Texas also issued similar data requests to us and other power marketers. We responded to such data request by the July 2, 2002 response date. The US Commodity Futures Trading Commission (CFTC) issued a subpoena to us on June 17, 2002 requesting information with respect to “wash sale” trading practices. We responded to CFTC. In addition, the US Department of Justice made a civil investigation demand to us and other electric generating companies concerning their investigation of the Intercontinental Exchange. We have completed a review of our trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to our financial statements. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute “wash sales”.

In August 2002, we received an informal data request from the SEC asking us to voluntarily provide documents related to “round trip” or “wash” trades. We have provided the requested information to the SEC.

In September 2002, we received a subpoena from the FERC requesting information about our natural gas transactions and their potential impact on gas commodity prices in the New York City area. We responded to the subpoena in October 2002.

In October 2002, we dismissed several employees involved in natural gas marketing and trading after the company determined that they provided inaccurate price information for use in indexes compiled and published by trade publications. Subsequently, we instituted measures that require all price information for use in market indexes be verified and reported through the organization of our Chief Risk Officer. We have and will continue to provide to the FERC, the SEC and the CFTC information relating to price data given to energy industry publications.

Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

Our energy trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

Our energy trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our energy trading and risk management decisions may have on our business, operating results or financial position.

We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

Our energy trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate. Our policies and procedures do not typically require us to hedge the new trading positions that we enter into daily.

Our financial performance may be adversely affected if we are unable to successfully operate our electric generating facilities.

Our performance depends on the successful operation of our electric generating facilities. Operating electric generating facilities involves many risks, including:

•	operator error and breakdown or failure of equipment or processes;

•	operating limitations that may be imposed by environmental or other regulatory requirements;

•	labor disputes;

•	fuel supply interruptions; and

•	catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

We are exposed to the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to our customers.

We depend on transmission facilities owned and operated by other power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale products. If a region’s power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

The FERC has issued electric and gas transmission initiatives that require electric and gas transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity and gas, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We do not fully hedge against price changes in commodities.

We routinely enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

We manage our exposure by establishing risk limits (which we have recently lowered as part of our announced effort to reduce the degree and scale of our trading and marketing operations) and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

We are exposed to losses resulting from the bankruptcy of Enron Corp.

On October 15, 2002, certain of our subsidiaries filed claims against Enron Corp. and its subsidiaries in the bankruptcy proceeding filed by the Enron entities which are pending in the U.S. Bankruptcy Court for the Southern District of New York. At the date of Enron’s bankruptcy we had open trading contracts and trading accounts receivables and payables with Enron. In addition, on June 1, 2001, we purchased Houston Pipe Line Company (HPL) from Enron. Various HPL related contingencies and indemnities remained unsettled at the date of Enron’s bankruptcy. The timing of the resolution of the claims by the Bankruptcy Court is not certain.

In connection with the 2001 acquisition of HPL, we acquired exclusive rights to use and operate the underground Bammel gas storage facility pursuant to an agreement with BAM Lease Company, a now-bankrupt subsidiary of Enron. This right is for a term of 30 years, with a renewal right for another 20 years and includes the use of the Bammel storage reservoir and the related compression, treating and delivery systems. We have engaged in preliminary discussions with Enron concerning the possible purchase of the residual interest held by Enron in the Bammel storage facility and the possible resolution of outstanding issues between AEP and Enron relating to our acquisition of its interest in the Bammel storage facility. We are unable to predict whether these discussions will lead to an agreement on these subjects. If these discussions do not lead to an agreement, there may be a dispute with Enron concerning our ability to continue utilization of the Bammel storage facility under the existing agreement.

We also entered into an agreement with BAM Lease Company which grants HPL the right to use approximately 65 billion cubic feet of cushion gas (or pad gas) required for the normal operation of the Bammel gas storage facility. The Bammel Gas Trust, which purportedly owned approximately 55 billion cubic feet of the gas, had entered into a financing arrangement in 1997 with Enron and a group of banks. These banks purported to have certain rights to the gas in certain events of default. In connection with our acquisition of HPL, the banks entered into an agreement granting HPL’s use of the cushion gas and released HPL from liabilities and obligations under the financing arrangement. HPL was thereafter informed by the banks of a purported default by Enron under the terms of the referenced financing arrangement. In July 2002 the banks filed a lawsuit against HPL seeking a declaratory judgment that they have a valid and enforceable security interest in this cushion gas which would permit them to cause the withdrawal of this gas from the storage facility. In September 2002 HPL filed a general denial and certain counterclaims against the banks. Management is unable to predict the outcome of this lawsuit or its impact on results of operations and cash flows.

In 2001 we expensed $47 million ($31 million net of tax) for our estimated loss from the Enron bankruptcy. In 2002 we expensed an additional $6 million for a cumulative loss of $53 million ($34 million net of tax). The amounts expensed were based on an analysis of contracts where AEP subsidiaries and Enron entities are counterparties, the offsetting of receivables and payables, the application of deposits from Enron entities and management’s analysis of the HPL related purchase contingencies and indemnifications.

Enron has recently instituted proceedings against other energy trading counter-parties challenging the practice of utilizing offsetting receivables and payables and related collateral across various Enron entities. We believe that we have the right to utilize similar procedures in dealing with payables, receivables and collateral with Enron entities by offsetting approximately $110 million of trading payables owed to various Enron entities against trading receivables due to us. We believe we have legal defenses to any challenge that may be made to the utilization of such offsets but at this time are unable to predict the ultimate resolution of this issue.

We are exposed to the risk of further impairment and losses resulting from our investment in generation assets in the United Kingdom.

In December 2001, we acquired two coal-fired generation plants in the United Kingdom for a cash payment of $942.3 million and assumption of certain liabilities. Subsequent to our acquisition, wholesale electric power prices declined sharply in that market as a result of over-capacity and static demand. External industry forecasts and our own projections made during the fourth quarter of 2002 indicate that this situation may extend many years into the future. As a result, the fixed asset carrying value at year-end 2002 for this investment was substantially impaired. A December 2002 probability-weighted discounted cash flow analysis of the fair value of our investment indicated a 2002 pre-tax impairment loss of $548.7 million. At the time this impairment was announced we stated that we would be evaluating if the plants would continue to operate. If we decide to cease operations at these plants or if external market conditions further deteriorate, we could sustain additional impairment to the value of these assets. If we do not cease operations and over-capacity and static demand continue or worsen in that market, we expect to sustain additional losses associated with these plants. Management is unable to predict whether these plants will continue operations or the impact on our future results of operations, cash flows and financial condition resulting from this investment.

Diminished liquidity in the wholesale power markets could negatively impact our earnings.

The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades and financial difficulties of certain other market participants have significantly reduced such participants’ participation in the wholesale power markets. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which could result in a decrease in the volume and liquidity in the wholesale power markets. Such decreases have had a negative impact on our results of operations, cash flows and financial condition. Reduced liquidity in these markets could also hamper our efforts to exit transactions not related to risk management of our assets that we entered into before reducing the scale of our power trading and marketing operations. We are unable to predict the extent of the impact on our power marketing and trading business if such developments continue.

Potential for disruption if the delay of a FERC market power mitigation order is lifted

A FERC order on our triennial market based wholesale power rate authorization update required certain mitigation actions that certain of our subsidiaries would need to take for sales/purchases within their respective control areas and required us to post information on our website regarding our power systems status. As a result of a request for rehearing filed by us and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

Risks Related to Our Regulated Business and Evolving Regulation

We operate in a non-uniform and fluid regulatory environment.

AEP is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 (“PUHCA”). The rates charged by the domestic utility subsidiaries are approved by the FERC and the eleven state utility commissions. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail generation and distribution rates. The prices charged by foreign subsidiaries located in China, Mexico and Brazil are regulated by the authorities of those respective countries and are generally subject to price controls. Six of the eleven state retail jurisdictions in which our domestic electric utilities operate have enacted restructuring legislation. Restructuring legislation in Texas requires the legal separation of generation and related assets from the transmission and distribution assets of the electric utilities in that state. In Ohio, we are determining the regulatory feasibility of complying with restructuring legislation through the continued functional separation of the operations of our Ohio utility subsidiaries. As a result of restructuring legislation in Texas and Ohio, approximately one half of our domestic generation is no longer directly regulated by state utility commissions as to rates. The remaining four states of the six that have enacted restructuring legislation contemplated, at least initially, some level of regulatory reform. Our utility operations in the five state retail jurisdictions that have not enacted any restructuring legislation currently plan to adhere to the vertically-integrated utility model with cost recovery through regulated rates.

Our business plan is based on the regulatory framework as described and assumes that deregulated generation will not be re-regulated. There can be no assurance that the states that have pursued restructuring will not reverse such policies; nor can there be assurance that the states that have not enacted restructuring legislation will not do so in the future. In addition to the multiple levels of regulation at the state level in which we operate, our business is subject to extensive federal regulation. There can be no assurance that the federal legislative and regulatory initiatives (which have occurred over the past few years and which have generally facilitated competition in the energy sector) will continue or will not be reversed.

Further alteration of the regulatory landscape in which we operate will impact the effectiveness of our business plan and may, because of the continued uncertainty, harm our financial condition and results of operations.

Risks relating to state restructuring

We have limited ability to pass on to our customers our costs of production.

We are exposed to risk from changes in the market prices of coal and natural gas used to generate power where generation is no longer regulated or where existing fuel clauses are suspended or frozen. The protection afforded by retail fuel clause recovery mechanisms has been eliminated by the implementation of customer choice in Ohio (effective January 1, 2001) and, to a lesser degree, in the Electric Reliability Council of Texas (“ERCOT”) area of Texas (effective January 1, 2002). We expect that there may be similar risks should customer choice be similarly implemented in other states. Because the risk of fuel price increases, increased environmental compliance costs and generating unit outage cannot be passed through to customers during the transition period in Ohio and only partially in Texas upon regulatory approval, we retain these risks.

The protection afforded by fuel clause recovery mechanisms has been capped or frozen by settlement agreements currently in place in Indiana (through 2004) and Michigan (through 2003). To the extent all of the fuel supply of the generating units in these states are not under fixed price long-term contracts we are subject to market price risk. We continue to be protected against market price changes by active fuel clauses in Oklahoma, Arkansas, Louisiana, Kentucky, Virginia (through the transition to competition on July 1, 2007) and the Southwest Power Pool (“SPP”) area of Texas (until the implementation of restructuring). A fuel clause in West Virginia has been suspended per a settlement reached in a state restructuring proceeding. However, as restructuring has not been implemented in West Virginia, the fuel clause may be reactivated.

Until the transition to full market competition is complete in Ohio on December 31, 2005, our Ohio regulated utility subsidiaries there are required to provide power at capped rates, which may be below current market rates, to retail customers that do not choose an alternative power generation supplier. Following the transition, it is unclear whether our retail sales of power in Ohio will be at a market rate or at a rate determined by some level of state utility commission involvement. Further action by the state utility commission may be necessary to resolve this uncertainty.

Our default service obligations in Ohio do not restrict customers from switching suppliers of power.

Those default service customers that we serve in Ohio may choose to purchase power from alternative suppliers. Should they choose to switch from us, our sales of power may decrease. Customers originally choosing alternative suppliers may switch to our default service obligations. This may increase demand above our facilities’ available capacity. Thus, any such switching by customers could have an adverse effect on our results of operations and financial position. Conversely, to the extent the power sold to meet the default service obligations could have been sold to third parties at more favorable wholesale prices, we will have incurred potentially significant lost opportunity costs.

Some laws and regulations governing restructuring of the wholesale generation market in Michigan, Oklahoma, Virginia and West Virginia have not yet been interpreted or adopted and could harm our business, operating results and financial condition.

While the electric restructuring laws in Michigan, Oklahoma, Virginia and West Virginia established the general framework governing the retail electric market, the laws required the utility commission in each state to issue rules and determinations implementing the laws. Some of the regulations governing the retail electric market have not yet been adopted by the utility commission in each state. These laws, when they are interpreted and when the regulations are developed and adopted, may harm our business, results of operations and financial condition. Virginia restructuring legislation was enacted in 1999 providing for retail choice of generation suppliers to be phased in over two years beginning January 1, 2002. It required jurisdictional utilities to unbundle their power supply and energy delivery rates and to file functional separation plans by January 1, 2002. Our Virginia subsidiary filed its plan and, following Virginia state utility commission approval of a settlement agreement, now operates in Virginia as a functionally separated electric utility charging unbundled rates for its retail sales of electricity. The settlement agreement addressed functional separation, leaving decisions related to legal separation for later VSCC consideration.

In June 2001, Oklahoma enacted legislation delaying competition indefinitely. The West Virginia legislature approved electricity restructuring; however, the West Virginia Public Service Commission (“WVPSC”) cannot implement the restructuring plan until the legislature makes tax law changes necessary to preserve the revenues of state and local governments. Since the legislature has not passed the required tax law changes, the restructuring plan has not become effective.

There is uncertainty as to our recovery of deferred fuel balances and stranded costs resulting from industry restructuring in Texas.

The Public Utility Commission of Texas (“PUCT”) review and reconciliation of retail fuel clause recovery was eliminated in the ERCOT area of Texas effective January 1, 2002. In 2002 we filed final fuel reconciliation plans with the PUCT to reconcile the fuel costs of our Texas utility subsidiaries for the relevant periods. The ultimate recovery of deferred fuel balances at December 31, 2001 will be decided as part of PUCT-required true-up proceedings in 2004 (the 2004 true-up proceeding). If the final under-recovered fuel balances or any amounts incurred but not yet reconciled are disallowed, it would harm our financial condition and diminish our results of operations. We have reported in a fuel reconciliation that we filed with the PUCT an over-recovery of fuel and related costs of $36.0 million out of a total $1.9 billion in fuel expenses collected by us. The PUCT has yet to act on our filing.

As a part of restructuring in Texas, electric utilities are allowed to recover stranded generation costs including generation-related regulatory assets. TCC included regulatory assets not approved for securitization in its request for recovery of $1.1 billion of stranded costs. In a 1997 TCC PUCT rate proceeding, $800 million of nuclear unit costs included in property, plant and equipment-electric and regulatory assets on the consolidated balance sheets was determined to be excess cost over market (ECOM). The PUCT provided for a lower return on ECOM assets and ECOM assets are being amortized on an accelerated basis for rate-making purposes. After hearings on the issue of stranded costs in a proceeding to establish restructured rates for TCC, the PUCT ruled in October 2001 that its current estimate of our stranded costs was negative $615 million. We have appealed the PUCT’s ruling.

The final amount of stranded costs will be established by the PUCT in the 2004 true-up proceeding. We filed a plan of divestiture with the PUCT in December 2002 seeking approval of the process for selling the generation assets of TCC. In order to use the sale of assets valuation method, that subsidiary must sell all of its generating assets including its interest in the STP nuclear generating facility. In the plan of divestiture, we requested the issuance of a declaratory order by the PUCT that the sale of assets valuation methodology may be used to determine the market value of STP for purposes of determining stranded costs. The Staff of the PUCT and other parties to the divestiture plan have filed motions to dismiss the filing as seeking an impermissible advisory opinion from the PUCT. We believe that the PUCT has the authority to issue a declaratory order ruling that the market value of STP can be determined through the sale of assets for calculating stranded costs. If the PUCT does not issue a determination on whether the sale of assets methodology can be used to determine the market value of STP or the PUCT determines that the sale of assets methodology cannot be used to determine market value of STP, we intend to pursue the use of a combination of other market valuation methods. We also requested that the 2004 true-up proceeding be scheduled after the divestiture of the generation assets is completed, currently anticipated to be mid-year 2004. The amount of stranded costs under this methodology will be the amount by which the net book value of TCC’s generating assets including regulatory assets and liabilities that were not securitized exceed the market value of the generation assets as measured by the net proceeds from the sale of assets.

If our total stranded costs determined in the 2004 true-up proceeding are less than the amount of securitized regulatory assets, the PUCT can implement an offsetting credit to transmission and distribution rates charged for transmission and distribution service. The Texas Third Court of Appeals ruled in February 2003 that any negative stranded costs in excess of securitized regulatory assets cannot be refunded to customers under Senate Bill 7, the Texas electricity restructuring legislation. In addition, the Court ruled that negative stranded costs cannot be offset against other true-up adjustments including final under-recovered fuel amounts. An offsetting credit, if imposed, would limit our recovery of regulatory assets and may harm our results of operations and financial condition.

Management believes that TCC will have stranded costs in 2004, and that the current treatment of excess earnings will be amended at that time. In addition to our appeal of the PUCT’s estimate of stranded costs and refund of excess earnings, unaffiliated parties also appealed the PUCT’s refund order contending the entire $615 million of negative stranded costs should be refunded presently. Management is unable to predict the outcome of this litigation. An unfavorable ruling would harm our results of operations, cash flows and possibly financial condition.

The PUCT, NRC and/or the SEC may not approve the corporate separation plans we have submitted to comply with restructuring legislation in Texas.

We have filed requests with the FERC, PUCT and SEC to legally separate and transfer the generation assets of our Texas utility subsidiaries to new subsidiaries formed to hold such assets. The PUCT and the FERC have approved such plans (and, at the FERC, other action unrelated to compliance with Texas restructuring legislation). We filed a plan of divestiture with the PUCT in December 2002 seeking approval of the process for selling the generation assets of TCC. In order to use the sale of assets valuation method, that subsidiary must sell all of its generating assets including its interest in STP. In the plan of divestiture, we requested the issuance of a declaratory order by the PUCT that the sale of assets valuation methodology may be used to determine the market value of STP for purposes of determining stranded costs. The Staff of the PUCT and other parties to the divestiture plan have filed motions to dismiss the filing as seeking an impermissible advisory opinion from the PUCT. We believe that the PUCT has the authority to issue a declaratory order ruling that the market value of STP can be determined through the sale of assets for calculating stranded costs. If the PUCT does not issue a determination on whether the sale of assets methodology can be used to determine the market value of STP or the PUCT determines that the sale of assets methodology cannot be used to determine market value of STP, we intend to pursue the use of a combination of other market valuation methods. Divestiture of our interest in the STP to a nonaffiliate will require NRC approval. The transfer of generation assets from our Texas subsidiaries, whether to affiliated or unaffiliated entities, will require approval by the SEC. We can give no assurance, however, that the PUCT, NRC and/or the SEC will approve the action necessary to complete the corporate separations. Failure to approve may limit our ability to efficiently operate our business.

In addition, while not a condition to implementation of legal separation, we are seeking to exempt our deregulated generation assets in Texas from regulation as utilities under PUHCA. To obtain this exemption, each of the eleven state utility commissions in which we operate must make certain findings regarding the impact of the exemption in their respective states. The SEC and the FERC must also act before the exemption is granted. We believe we will obtain all necessary approvals for the exemption; we can give no assurance, however, that the states, the FERC, the SEC and/or the relevant state utility commissions will approve the action necessary. Failure to do so may limit our ability to maximize the return on our deregulated generation assets.

Collection of our revenues in Texas is concentrated in a limited number of retail electric providers (REPs).

Our revenues from the distribution of electricity in Texas are collected from REPs that supply the electricity we distribute to their customers. Currently, we do business with approximately thirty REPs. Adverse economic conditions, structural problems in the new Texas market or financial difficulties of one or more REPs could impair the ability of these REPs to pay for our services or could cause them to delay such payments. We depend on these REPs for timely remittance of payments. Any delay or default in payment could adversely affect the timing and receipt of our cash flows thereby have an adverse effect on our liquidity. We anticipate that more than half of our revenues from REPs will come from our formerly affiliated REPs that were sold to an affiliate of Centrica plc in December 2002.

We may not be able to respond effectively to competition.

We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation of the electric utility industry in some markets and privatization of the electric utility industry in others. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy.

While demand for power is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in the regional markets in which we have facilities could increase competition in the wholesale power market in those regions, which could harm our business, results of operations and financial condition. Also, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.

General risks of our regulated operations

We are exposed to nuclear generation risk.

Through I&M and TCC, we have interests in four nuclear generating units, which interests equal 2,740 MW, or 7% of our generation capacity. We are, therefore, also subject to the risks of nuclear generation, which include the following:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;

•	uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

The Nuclear Regulatory Commission (“NRC”) has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or “RTOs”, may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

In May 2002, we announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the PJM) Interconnection to pursue terms for participation in its RTO. Final agreements are expected to be negotiated. In July 2002, the FERC tentatively approved the decision of our subsidiaries located in the east to join PJM subject to certain conditions being met. The performance of these conditions is only partially under our control. In October 2002, PJM announced that our east subsidiaries and other unaffiliated utilities planned to turn functional control of their transmission lines over to PJM during the first quarter of 2003 and are scheduled to become full members by May 2003. The Virginia legislature is considering legislation that could prevent us and certain other unaffiliated utilities operating in Virginia from joining any RTO, including PJM, until at least July 2004. Management is unable to predict the outcome of this Virginia legislation.

Two of our western subsidiaries are members of the Southwest Power Pool (the “SPP”). The SPP has agreed to merge with the Midwest Independent Transmission System Operator (“MISO”), and independent operator of transmission assets in the Midwest. We entered into a Memorandum of Understanding with MISO/SPP under conditions favorable to us. This agreement also provides for a continuation of the services currently provided by the SPP for us in the interim. Final decisions on our participation in MISO/SPP have yet to be made.

Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

We are subject to regulation under the Public Utility Holding Company Act of 1935.

Our system is subject to the jurisdiction of the SEC under PUHCA. The rules and regulations under PUHCA impose a number of restrictions on the operations of registered holding company systems. These restrictions include a requirement that the SEC approve in advance securities issuances, sales and acquisitions of utility assets, sales and acquisitions of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules limit the dividends that our subsidiaries may pay from unearned surplus.

Our merger with CSW may ultimately be found to violate PUHCA.

We acquired CSW in a merger completed on June 15, 2000. Among the more significant assets we acquired as a result of the merger were four additional domestic electric utility companies—CPL, PSO, SWEPCo and WTU. On January 18, 2002, the U.S. Court of Appeals for the District of Columbia ruled that the SEC’s June 14, 2000 order approving the merger failed to properly find that the merger meets the requirements of PUHCA and sent the case back to the SEC for further review. Specifically, the court told the SEC to revisit its conclusion that the merger met PUHCA’s requirement that the electric utilities be “physically interconnected” and confined to a “single area or region.”

We believe that the merger meets the requirements of PUHCA and expect the matter to be resolved favorably. We intend to fully cooperate with the staff of the SEC in supplementing the record, if necessary, to ensure the merger complies with PUHCA. We can give no assurance, however, that: (i) the SEC or any applicable court review will find that the merger complies with PUHCA, or (ii) the SEC or any applicable court review will not impose material adverse conditions on us in order to find that the merger complies with PUHCA. If the merger were ultimately found to violate PUHCA, it may require us to take remedial actions or divest assets which may harm our results of operations or financial condition.

Risks Related to Market, Economic or International Financial Volatility

We are subject to risks associated with a changing economic environment.

In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and achievement of our growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against has decreased. In addition, the insurance we are able to obtain has higher deductibles and higher premiums.

Downgrades in our credit ratings could negatively affect our ability to access capital and/or to conduct our power and gas trading activities.

On February 10, 2003, Moody’s downgraded our senior unsecured long-term debt rating to Baa3 (with stable outlook) from Baa2 and our short-term debt rating to P-3 (with stable outlook) from P-2. On January 24, 2003, S&P placed our ratings, including our senior unsecured long-term debt rating of BBB+ and our short-term debt rating of A-2, on CreditWatch with negative implications. As a result, we expect our access to the commercial paper market to be significantly limited and that our short-term borrowing costs may increase.

To strengthen our financial condition, we have announced plans to, among other things, (1) cut operating and capital expenses, and (2) dispose of non-core assets. If the reduction of operating and capital expenses is too severe it may adversely impact the profitable operation of assets, including generating plants, which could adversely impact our results of operations or financial condition.

Further, our plans to dispose of non-core assets may not succeed. If we sell such non-core assets below their book value, we would sustain additional impairments. If we retain such assets due to unfavorable market conditions for their sale, we are exposed to the risk of sustaining additional operating losses. There can be no assurance that we will successfully dispose of our non-core assets as planned.

Our power trading activity relies on the investment grade ratings of the senior unsecured debt of our utility subsidiaries. Our gas trading activity relies on the investment grade ratings of our senior unsecured debt. While Moody’s recently downgraded several of those ratings, our senior unsecured debt ratings and those of our utility subsidiaries continue to be investment grade. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings or those of our utility subsidiaries were to decline below investment grade, we would likely have to deposit cash or cash related instruments, which would reduce our results of operations and impact our financial condition.

Our operating results may fluctuate on a seasonal and quarterly basis.

Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of facilities we acquire and the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

Changes in technology may significantly affect our business by making our power plants less competitive.

A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

Risks of doing business outside the United States

We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic and political conditions in certain countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of certain customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. In certain countries in which we develop or acquire projects, or make investments, economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies to United States dollars or other hard currencies or to move funds offshore from such countries. Furthermore, the central bank of any such country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although we intend to structure our power purchase agreements, joint venture agreements and other project revenue agreements to provide for payments or contributions to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, there can be no assurance that we will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain sufficient United States dollars or other hard currency or that available United States dollars will be allocated to pay such obligations or make such contributions.

Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

We are heavily exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

We also own natural gas-fired facilities, which increases our exposure to the more volatile market prices of natural gas.

Changes in the cost of coal or natural gas and changes in the relationship between those costs and the market prices of power will affect our financial results. Since the price we obtain for electricity may not change at the same rate as the change in coal or natural gas costs, we may be unable to pass on the changes in costs to our customers. In addition, the price we can charge our retail customers in some jurisdictions are capped and our fuel recovery mechanisms in other states are frozen for various periods of time.

In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

At times, demand for power could exceed our supply capacity.

We are currently obligated to supply power in parts of eleven states. From time to time the demand for power required to meet these obligations could exceed our available generation capacity. If this occurs, we would have to buy power on the market. We may not always have the ability to pass these costs on to our customers because some of the states we operate in do not allow us to increase our rates in response to increased fuel cost charges. Since these situations most often occur during periods of peak demand, it is possible that the market price for power at that time would be very high. Unlike the cooler weather over the summer of 2000, the hotter-than-normal summer of 1999 saw market prices for power in regions in which certain of our regulated utility subsidiaries have supply obligations peak in excess of $5,000 per megawatt hour. Utilities that did not own or purchase sufficient available capacity during those periods incurred significant losses in sourcing incremental power. Even if a supply shortage was brief, we could suffer substantial losses that could diminish our results of operations.

Risks Related to Environmental Regulation

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

We anticipate that we will incur considerable capital costs for compliance.

Most of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend approximately $1.3 to 2 billion in connection with the installation of emission control equipment at our facilities to comply with the new NOx rule (of which approximately $840 million has already been expended), the Section 126 Rule and certain environmental requirements of Texas. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

Since 1999, we have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against certain AEP subsidiaries in U.S. District Court for the Southern District of

Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations and financial position could be reduced due to the consequent distraction of management and the expense of ongoing litigation.

Other parties have settled similar lawsuits. An unaffiliated utility which operates certain plants jointly owned by CSPCo reached a tentative agreement to settle litigation regarding generating plant emissions under the Clean Air Act. Negotiations are continuing and a settlement could impact the operation of certain of the jointly owned plants. Until a final settlement is reached, CSPCo will be unable to determine the settlement’s impact on its jointly owned facilities and its future results of operations and cash flows.

We are unlikely to be able to pass on the cost of environmental compliance to our customers.

Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. Due to the deregulation of generation in Texas, Ohio and Virginia, we cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation previously regulated in those jurisdictions. As a result of rate freezes in effect in Michigan and Indiana (expiring January 1, 2005) we generally cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation subject to those jurisdictions.

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

Twelve Months Period Ended	Ratio
December 31, 1998	2.27
December 31, 1999	2.18
December 31, 2000	1.56
December 31, 2001	2.27
December 31, 2002	1.19

The Ratio of Earnings to Fixed Charges reflects the effects of discontinued operations and differs from the amounts reported in our Form 10-K for the year ended December 31, 2001. See Where You Can Find More Information.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we and the trusts filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov or at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities registered herein.

Annual Report on Form 10-K for the year ended December 31, 2001;

Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and

September 30, 2002; and

Current Reports on Form 8-K dated June 5, 2002, June 18, 2002, August 13, 2002 and

February 25, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Mr. R. Todd Rimmer

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215

(614) 223-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

USE OF PROCEEDS

The net proceeds from the sale of any of the offered securities will be used for general corporate purposes relating to our business. Unless stated otherwise in a prospectus supplement, these purposes include redeeming or repurchasing outstanding debt, replenishing working capital, financing our subsidiaries’ ongoing construction and maintenance programs. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. At December 31, 2002, our outstanding short-term debt was $3,164,000,000.

The prospectus supplement of a particular offering of securities will identify the use of proceeds for the offering. The proceeds from the sale of Trust Preferred Securities by a trust will be invested in Debt Securities issued by us. Except as we may otherwise describe in the related prospectus supplement, we expect to use the net proceeds of the sale of such Debt Securities to the applicable trust for the above purposes.

THE TRUSTS

AEP Capital Trust I, AEP Capital Trust II and AEP Trust III (each a “trust”) are statutory business trusts created under the Delaware Business Trust Act pursuant to amended and restated declarations of trust, among AEP, Wilmington Trust Company, as the Property Trustee and Delaware Trustee and two employees of AEP as Administrative Trustees. In this prospectus, we refer to these declarations as the trust agreements.

Each trust exists solely to:

•	issue and sell its Trust Preferred Securities and Trust Common Securities (the “Trust Securities”);

•	use the proceeds from the sale of its Trust Securities to purchase and hold a series of our Debt Securities;

•	maintain its status as a grantor trust for federal income tax purposes; and

•	engage in other activities that are necessary or incidental to these purposes.

We will purchase all of the Trust Common Securities. The Trust Common Securities will represent an aggregate liquidation amount equal to at least 3% of the total capital of the trust. Payments will be made on the Trust Common Securities pro rata with the Trust Preferred Securities, except that the Trust Common Securities’ right to payment will be subordinated to the rights of the Trust Preferred Securities if there is a default under the trust agreement resulting from an event of default under the applicable indenture.

We will guarantee the Trust Preferred Securities as described later in this prospectus.

Each trust’s business and affairs will be conducted by its Administrative Trustees, as set forth in the trust agreement. The office of the Delaware Trustee in the State of Delaware is 1100 North Market Street, Wilmington, Delaware 19890. The trust’s offices are located at 1 Riverside Plaza, Columbus, Ohio 43215; the telephone number is (614) 223-1000.

ACCOUNTING TREATMENT OF TRUSTS

For financial reporting purposes, the trusts will be treated as our subsidiaries and, accordingly, the accounts of the trusts will be included in our consolidated financial statements. The Trust Preferred Securities will be presented as a separate line item in our consolidated balance sheet, and appropriate disclosures concerning the Trust Preferred Securities, the Guarantees, the Senior Notes and the junior subordinated debentures will be included in the notes to the consolidated financial statements. For financial reporting purposes, we will record distributions payable on the Trust Preferred Securities as an expense.

DESCRIPTION OF THE SENIOR NOTES

General

We will issue the Senior Notes directly to the public, to a trust or as part of a Stock Purchase Unit, under an Indenture dated May 1, 2001 between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee’s offices at 5 Penn Plaza, New York, New York.

The Indenture does not limit the amount of Senior Notes that may be issued. The Indenture permits us to issue Senior Notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of Senior Notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of Senior Notes and issue additional Senior Notes of such series.

Because we are a holding company, the claims of creditors of our subsidiaries will have a priority over our equity rights and the rights of our creditors (including the holders of the Senior Notes) to participate in the assets of the subsidiary upon the subsidiary’s liquidation.

The Senior Notes are unsecured and will rank equally with all our unsecured unsubordinated debt. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

A prospectus supplement or pricing supplement will include the final terms for each Senior Note. If we decide to list upon issuance any Senior Note or Senior Notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms of the Senior Notes that we may sell at one or more times will be established in the applicable pricing or prospectus supplement:

•	Maturity

•	Fixed or floating interest rate

•	Remarketing features

•	Certificate or book-entry form

•	Redemption

•	Not convertible, amortized or subject to a sinking fund

•	Interest paid on fixed rate Senior Notes quarterly or semi-annually

•	Interest paid on floating rate Senior Notes monthly, quarterly, semi-annually, or annually

•	Issued in multiples of a minimum denomination

•	Ability to defer payment of interest

•	Any other terms not inconsistent with the Indenture

•	Issued with Original Issue Discount

The Senior Notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the Senior Notes will not be subject to any conversion, amortization, or sinking fund. We expect that the Senior Notes issued to the public will be “book-entry,” represented by a permanent global Senior Note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue Senior Note certificates registered in the name of the Senior Noteholders.

The interest rate and interest and other payment dates of each series of Senior Notes issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities.

In the discussion that follows, whenever we talk about paying principal on the Senior Notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The Indenture does not protect holders of the Senior Notes if we engage in a highly leveraged transaction.

The following terms may apply to each Senior Note as specified in the applicable pricing or prospectus supplement and the Senior Note:

Redemptions

If we issue redeemable Senior Notes, we may redeem such Senior Notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem Senior Notes in whole or in part by delivering written notice to the Senior Noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the Senior Notes of a series at one time, the Trustee selects the Senior Notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

If we issue Senior Notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the Senior Notes including: interest rate, remarketing provisions, our right to purchase or redeem Senior Notes, the holders’ right to tender Senior Notes, and any other provisions.

Note Certificates—Registration, Transfer, and Payment of Interest and Principal

Unless otherwise indicated in the applicable prospectus supplement, each series of Senior Notes issued to the public will be issued initially in the form of one or more global notes, in registered form, without coupons, as described under Book-Entry System. However, if we issue Senior Note certificates, they will be registered in the name of the Senior Noteholder. The Senior Notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments to public holders of Senior Note certificates will be made by check.

Original Issue Discount

We may issue the Senior Notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the Senior Notes are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those Senior Notes.

Interest Rate

The interest rate on the Senior Notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the Senior Note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a Senior Note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

For a discussion of our ability to defer interest payments on the Senior Notes, see Description of Trust Preferred Securities—Option to Extend Interest Payment Period.

Fixed Rate Senior Notes

A pricing or prospectus supplement will designate the record dates, payment dates, our ability to defer interest payments and the fixed rate of interest payable on a Senior Note. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

Each floating rate Senior Note will have an interest rate formula. The applicable prospectus supplement or pricing supplement will state the initial interest rate or interest rate formula on each Senior Note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

The following are events of default under the Indenture with respect to any series of Senior Notes, unless we state otherwise in the applicable prospectus supplement:

•	failure to pay for three business days the principal of (or premium, if any, on) any Senior Note of a series when due and payable;

•	failure to pay for 30 days any interest on any Senior Note of any series when due and payable;

•	failure to perform any other requirements in such Senior Notes, or in the Indenture in regard to such Senior Notes, for 90 days after notice;

•	certain events of our bankruptcy or insolvency; or

•	any other event of default specified in a series of Senior Notes.

An event of default for a particular series of Senior Notes does not necessarily mean that an event of default has occurred for any other series of Senior Notes issued under the Indenture. If an event of default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the Senior Notes of the series affected may require us to repay the entire principal of the Senior Notes of such series immediately (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the Senior Notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any. For a discussion of remedies in the event Senior Notes are issued to a trust, see Description of Trust Preferred Securities—Enforcement of Certain Rights of Holders of Trust Preferred Securities.

The Trustee must within 90 days after a default occurs, notify the holders of the Senior Notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the Senior Notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such Senior Notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any Senior Notes may be changed. Any change affecting the rights of the holders of any series of Senior Notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of Senior Notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any Senior Noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser (i) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (ii) expressly assumes the payment of principal, premium, if any, and interest on the Senior Notes.

Legal Defeasance

We will be discharged from our obligations on the Senior Notes of any series at any time if:

•	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Note of the series, and

•	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of Senior Noteholders of that series will not change as a result of our performing the action described above.

If this happens, the Senior Noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Senior Notes and replacement of lost, stolen or mutilated Senior Notes.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Senior Notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an event of default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the Senior Notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and Senior Notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee in the normal course of business. The Trustee is also the Subordinated Indenture Trustee under the Subordinated Indenture relating to the Junior Subordinated Debentures.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock currently consists of 600,000,000 shares of common stock, par value $6.50 per share. 338,835,220 shares of our common stock were issued and outstanding as of December 31, 2002. Our common stock, including the common stock offered in this prospectus once issued, is listed on the New York Stock Exchange. EquiServe Trust Co. NA (formerly First Chicago Trust Company of New York), P.O. Box 2500, Jersey City, New Jersey 07303-2500, is the transfer agent and registrar for our common stock.

Dividend Rights

The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our subsidiaries. Various financing arrangements, charter provisions and regulating requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

The holders of our common stock are entitled to one vote for each share of common stock held. The holders of our common stock are entitled to cumulate their votes when voting for the election of directors.

Pre-emptive Rights

The holders of our common stock generally do not have the right to subscribe for or purchase any part of any new or additional issue of our common stock. If, however, our board of directors determines to issue and sell any common stock solely for money and not by (1) a public offering, (2) an offering to or through underwriters or dealers who have agreed to promptly make a public offering, or (3) any other offering which the holders of a majority of our outstanding common stock have authorized; then such common stock must first be offered pro rata to our existing shareholders on terms no less favorable than those offered to persons other than our existing shareholders.

Rights Upon Liquidation

If we are liquidated, holders of our common stock will be entitled to receive pro rata all assets available for distribution to our shareholders after payment of our liabilities, including liquidation expenses.

Restrictions on Dealing with Existing Shareholders

We are subject to Section 513 of New York’s Business Corporation Law, which provides that no domestic corporation may purchase or agree to purchase more than 10% of its stock from a shareholder who has held the shares for less than two years at any price that is higher than the market price unless the transaction is approved by both the corporation’s board of directors and a majority of the votes of all outstanding shares entitled to vote thereon at a meeting of shareholders, unless the certificate of incorporation requires a greater percentage or the corporation offers to purchase shares from all the holders on the same terms. Our certificate of incorporation does not currently provide for a higher percentage.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

General

We will issue the Junior Subordinated Debentures directly to the public, to a trust or as part of a Stock Purchase Unit under the Subordinated Indenture to be entered into by us and the Subordinated Indenture Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Subordinated Indenture. If you would like more information on these provisions, you should review the Subordinated Indenture and any supplemental indentures or company orders that we will file with the SEC. See Where You Can Find More Information on how to locate these documents.

The Junior Subordinated Debentures are unsecured obligations and are junior in right of payment to “Senior Indebtedness”. You may find a description of the subordination provisions of the Junior Subordinated Debentures, including a description of Senior Indebtedness under Subordination.

Because we are a holding company, the claims of creditors of our subsidiaries will have a priority over our equity rights and the rights of our creditors (including the holders of the Junior Subordinated Debentures) to participate in the assets of the subsidiary upon the subsidiary’s liquidation.

The Subordinated Indenture does not limit the amount of Junior Subordinated Debentures that we may issue under it. We may issue Junior Subordinated Debentures from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Subordinated Indenture also gives us the ability to reopen a previous issue of a series of Junior Subordinated Debentures and issue additional Junior Subordinated Debentures of such series.

A prospectus supplement or pricing supplement will include the final terms for each Junior Subordinated Debenture. If we decide to list upon issuance any Junior Subordinated Debenture or Junior Subordinated Debentures on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms of the Junior Subordinated Debentures that we may sell at one or more times will be established in a prospectus supplement:

•	Maturity

•	Fixed or floating interest rate

•	Remarketing features

•	Certificate or book-entry form

•	Redemption

•	Not convertible, amortized or subject to a sinking fund

•	Interest paid on fixed rate Junior Subordinated Debentures quarterly or semi-annually

•	Interest paid on floating rate Junior Subordinated Debentures monthly, quarterly, semi-annually, or annually

•	Issued in multiples of a minimum denomination

•	Ability to defer interest payments

•	Any other terms not inconsistent with the Subordinated Indenture

•	Issued with Original Issue Discount

The interest rate and interest and other payment dates of each series of Junior Subordinated Debentures issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities.

The Subordinated Indenture does not protect the holders of Junior Subordinated Debentures if we engage in a highly leveraged transaction.

Redemption

Provisions relating to the redemption of Junior Subordinated Debentures will be set forth in the applicable prospectus supplement. Unless we state otherwise in the applicable prospectus supplement, we may redeem Junior Subordinated Debentures only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. If we do not redeem all the Junior Subordinated Debentures of a series at one time, the Subordinated Indenture Trustee selects those to be redeemed in a manner it determines to be fair.

Junior Subordinated Debenture Certificates—Registration, Transfer, and Payment of Interest and Principal

Unless otherwise indicated in the applicable prospectus supplement, each series of Junior Subordinated Debentures issued to the public initially will be in the form of one or more global Junior Subordinated Debentures, in registered form, without coupons, as described under Book-Entry System. However, if we issue Junior Subordinated Debenture certificates, they will be registered in the name of the Junior Subordinated Debentureholder. The Junior Subordinated Debentures may be transferred or exchanged, pursuant to administrative procedures in the Subordinated Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments to public holders of Junior Subordinated Debenture certificates will be made by check.

Original Issue Discount

We may issue the Junior Subordinated Debentures at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the Junior Subordinated Debentures are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those Junior Subordinated Debentures.

Interest Rate

The interest rate on the Junior Subordinated Debentures will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the Junior Subordinated Debenture is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a Junior Subordinated Debenture after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

For a discussion of our ability to defer interest payments on the Junior Subordinated Debentures, see Description of Trust Preferred Securities—Option to Extend Interest Payment Period.

Fixed Rate Junior Subordinated Debentures

A pricing or prospectus supplement will designate the record dates, payment dates, our ability to defer interest payments and the fixed rate of interest payable on a Junior Subordinated Debenture. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Junior Subordinated Debentures

Each floating rate Junior Subordinated Debenture will have an interest rate formula. The applicable prospectus supplement or pricing supplement will state the initial interest rate or interest rate formula on each Junior Subordinated Debenture effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Debentures, unless we state otherwise in the applicable prospectus supplement:

•	failure to pay for three business days the principal of (or premium, if any, on) any Junior Subordinated Debenture of a series when due and payable;

•	failure to pay for 30 days any interest on any Junior Subordinated Debenture of any series when due and payable;

•	failure to perform any other requirements in such Junior Subordinated Debentures, or in the Subordinated Indenture, for 90 days after notice;

•	certain events of our bankruptcy or insolvency; or

•	any other event of default specified in a series of Junior Subordinated Debentures.

An event of default for a particular series of Junior Subordinated Debentures does not necessarily mean that an event of default has occurred for any other series of Junior Subordinated Debentures issued under the Subordinated Indenture. If an event of default occurs and continues, the Subordinated Indenture Trustee or the holders of at least 33% of the principal amount of the Junior Subordinated Debentures of the series affected may require us to repay the entire principal of the Junior Subordinated Debentures of such series immediately (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the Junior Subordinated Debentures of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Subordinated Indenture Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any. For a discussion of remedies in the event Junior Subordinated

Debentures are issued to a trust, see Description of Trust Preferred Securities—Enforcement of Certain Rights by Holders of Trust Preferred Securities.

The Subordinated Indenture Trustee must within 90 days after a default occurs, notify the holders of the Junior Subordinated Debentures of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Subordinated Indenture Trustee, signed by an officer, concerning any default by us under any provisions of the Subordinated Indenture.

In the case of Junior Subordinated Debentures issued to a trust, a holder of Trust Preferred Securities may institute a legal proceeding directly against us without first instituting a legal proceeding against the Property Trustee of the trust by which those Trust Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Debentures of the related series on or after the due dates specified in those Junior Subordinated Debentures.

Subject to the provisions of the Subordinated Indenture relating to its duties in case of default, the Subordinated Indenture Trustee shall be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request, order or direction of any holders unless such holders offer the Subordinated Indenture Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the Junior Subordinated Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Subordinated Indenture Trustee with respect to such Junior Subordinated Debentures.

Modification of Subordinated Indenture

Under the Subordinated Indenture, our rights and obligations and the rights of the holders of any Junior Subordinated Debentures may be changed. Any change affecting the rights of the holders of any series of Junior Subordinated Debentures requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of Junior Subordinated Debentures and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any debentureholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser (i) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (ii) expressly assumes the payment of principal, premium, if any, and interest on the Junior Subordinated Debentures.

Legal Defeasance

We will be discharged from our obligations on the Junior Subordinated Debentures of any series at any time if:

•	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Junior Subordinated Debenture of the series, and

•	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of debentureholders of that series will not change as a result of our performing the action described above.

If this happens, the debentureholders of the series will not be entitled to the benefits of the Subordinated Indenture except for registration of transfer and exchange of Junior Subordinated Debentures and replacement of lost, stolen or mutilated Junior Subordinated Debentures.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Junior Subordinated Debentures of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an event of default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Subordinated Indenture Trustee to pay all amounts due on the Junior Subordinated Debentures of that series. In that instance, we would remain liable for such amounts.

Junior Subordinated Debentures issued to a trust will not be subject to covenant defeasance.

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures.

“Senior Indebtedness” means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

•	all of AEP’s indebtedness that is evidenced by notes, debentures, bonds or other securities we sell for money or other obligations for money borrowed;

•	all indebtedness of others of the kinds described in the preceding category which we have assumed or guaranteed or which we have in effect guaranteed through an agreement to purchase, contingent or otherwise; and

•	all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or Guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Debentures. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue. As of December 31, 2002, AEP’s Senior Indebtedness totaled approximately $6,607,756,000.

Governing Law

The Subordinated Indenture and Junior Subordinated Debentures of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Subordinated Indenture Trustee in the normal course of business. The Subordinated Trustee is also the Trustee under the Indenture relating to the Senior Notes.

DESCRIPTION OF TRUST PREFERRED SECURITIES

Each trust may issue Trust Preferred Securities and Trust Common Securities under the trust agreement, which we refer to in this prospectus as the Trust Securities. These Trust Securities will represent undivided beneficial interests in the assets of the trust. Selected provisions of the trust agreement are summarized below. This summary is not complete. The form of trust agreement is filed with the SEC herewith and you should read the trust agreement for provisions that may be important to you. The trust agreement will be qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Trust Preferred Securities.

General

Each trust will exist for the exclusive purposes of:

•	issuing and selling its Trust Preferred Securities and Trust Common Securities;

•	investing the gross proceeds of the Trust Securities in our Debt Securities;

•	maintaining its status as a grantor trust for federal income tax purposes;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

Our Debt Securities will be the sole assets of each trust, and our payments under the Debt Securities will be the sole income of each trust. No separate financial statements of any trust will be included in this prospectus. We consider that these financial statements would not be material to holders of the Trust Preferred Securities because no trust would have any independent operations and the only purposes of each trust are those described above. We do not expect that any trust will be filing annual, quarterly or special reports with the SEC. The principal place of business of each trust will be c/o American Electric Power Company, Inc., 1 Riverside Plaza, Columbus, OH 43215.

Each trust will exist until terminated as provided in its trust agreement. The trustees of each trust will be:

•	two of our employees or officers or two employees or officers of our affiliates as administrators (the “Administrative Trustees”); and

•	Wilmington Trust Company, which will act as Property Trustee and as indenture trustee for purposes of the Trust Indenture Act (the “Property Trustee”) and for the purpose of complying with the provisions of the Delaware Business Trust Act, the Delaware Trustee (the “Delaware Trustee”).

The trust agreement will authorize the Administrative Trustees to issue two classes of Trust Securities: Trust Preferred Securities and Trust Common Securities. We will own all of the Trust Common Securities issued by each trust, which will rank equally in right of payment with the Trust Preferred Securities issued by the respective trust. However, if an event of default occurs and is continuing under the trust agreement, rights of the holders of the Trust Common Securities to payment for distributions and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire Trust Common Securities of each trust in a total liquidation amount of at least three percent of the total capital of the trust.

Proceeds from the sale of both the Trust Preferred Securities and the Trust Common Securities issued by each trust will be used to purchase our Debt Securities, which will be held in trust by the Property Trustee for the benefit of the holders of the Trust Securities issued by the respective trust. We will guarantee the payments of distributions and payments of redemption or liquidation with respect to the Trust Preferred Securities issued by each trust, but only to the extent the respective trust has funds legally available for and cash sufficient to make those payments and has not made the payments. See Description of Guarantees below.

Each Guarantee, when taken together with our obligations under the related Debt Securities, the related indenture and the related trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the respective trust. The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other rights or restrictions that will be described in the related trust agreement or made part of it by the Trust Indenture Act or the Delaware Business Trust Act.

Provisions of a Particular Series

Each Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

•	the name of the Trust Preferred Securities;

•	the liquidation amount and number of Trust Preferred Securities issued;

•	the annual distribution rate or rates or method of determining such rate or rates, the payment date or dates and the record dates used to determine the holders who are to receive distributions;

•	whether distributions will be cumulative and, in the case of Trust Preferred Securities, having cumulative distribution rights, the date from which distributions will be cumulative;

•	the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the Debt Securities and the related Guarantee may be distributed to holders of the Trust Preferred Securities;

•	any securities exchange on which the Trust Preferred Securities will be listed;

•	the terms and conditions, if any, upon which the Trust Preferred Securities may be converted into our securities; and

•	any other relevant rights, covenants, preferences, privileges, limitations or restrictions of the Trust Preferred Securities.

Terms of the Trust Preferred Securities issued by each trust will mirror the terms of the Debt Securities held by the respective trust. In other words, the interest rate and interest and other payment dates of each series of Debt Securities issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of that trust. The prospectus supplement will also set forth whether the Debt Securities to be issued to a trust will be Senior Notes or Junior Subordinated Debentures.

Distributions

The Trust Preferred Securities represent preferred, undivided, beneficial interests in the assets of the respective trust. The applicable prospectus supplement will state the annual rate, as a percentage of the liquidation amount, at which distributions on each Trust Preferred Security will be payable, the liquidation amount and the dates on which distributions will be payable.

Each trust will use the proceeds from the issuance and sale of the Trust Preferred Securities to purchase our Debt Securities. The income of a trust available for distribution to holders of the Trust Preferred Securities issued by that trust will be limited to payments under those Debt Securities. If we do not make payments on the Debt Securities, a trust will not have funds available to pay distributions or other amounts payable on the Trust Preferred Securities issued by that trust. The payment of distributions and other amounts payable on the Trust Preferred Securities issued by a trust, if and to the extent the trust has funds legally available for and cash sufficient to make such payments, is guaranteed by us as described herein under Description of Guarantees.

Option to Accelerate Maturity Date

If, at any time the Debt Securities are held by a trust, we are not able to deduct the interest payable on the Debt Securities as a result of a Tax Event, then we have the right to accelerate the stated maturity of the Debt Securities to the minimum extent required so that interest on the Debt Securities will be deductible for United States federal income tax purposes. However, the resulting maturity may not be less than 15 years from the date of the original issuance. Moreover, we may not accelerate the stated maturity unless we have received an opinion of counsel to the effect that (1) following acceleration, interest paid on the Debt Securities will be deductible for United States federal income tax purposes and (2) the holders of Trust Preferred Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of this acceleration and will be subject to United States federal tax in the same amount, in the same manner and at the same times as would have been the case if acceleration had not occurred.

Option to Extend Interest Payment Period

If the applicable prospectus supplement so states, we will have the right to defer the payment of interest on the Debt Securities at any time or from time to time for a period, which we refer to in this prospectus as an “extension period,” not exceeding 20 consecutive quarterly periods with respect to each extension period. During each extension period we shall have the right to make partial payments of interest on the Debt Security on any interest payment date. At the end of each extension period we shall pay all interest then accrued and unpaid. No extension period may extend beyond the stated maturity of the Debt Securities or end on a date other than an interest payment date. As a consequence of any such deferral, distributions on the Trust Preferred Securities by a trust will be deferred during any such extension period. Distributions to which holders of the Trust Preferred Securities are entitled will accumulate additional distributions at the rate stated in the applicable prospectus supplement. During an extension period, interest will continue to accrue and holders of Debt Securities, or holders of Trust Preferred Securities while outstanding, will be required to accrue original issue discount income for United States federal income tax purposes. We will provide further discussion of the accrual of original issue discount in the applicable prospectus supplement.

Prior to the termination of any extension period, we may further defer the payment of interest, provided that, unless the applicable prospectus supplement states otherwise, no extension period may exceed 20 consecutive quarterly periods or extend beyond the stated maturity of the Debt Securities.

Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest shall be due and payable during an extension period, except at its end. We must give the applicable trustee and the Property Trustee notice of our election of an extension period at least one business day prior to the earlier of the date the distributions on the Trust Preferred Securities would have been payable but for the election to begin such extension period and the date the Property Trustee is required to give notice to holders of the Trust Preferred Securities of the record date or the date such distributions are payable, but in any event not less than one business day prior to such record date. The applicable trustee will give notice of our election to begin a new extension period to the holders of the Trust Preferred Securities.

Unless the applicable prospectus supplement states otherwise, during any extended interest period, or for so long as an event of default under the applicable indenture or any payment default under the Guarantee has occurred and is continuing, we will not, except in limited circumstances, (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, (2) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any Debt Securities of ours that rank equally with, or junior to, the Debt Securities, or (3) make any guarantee payments with respect to any guarantee issued by us if such guarantee ranks equally with, or junior to, the applicable Debt Securities.

Registration, Transfer and Exchange

Unless otherwise indicated in the applicable prospectus supplement, each series of Trust Preferred Securities will be issued initially in the form of one or more global securities, in registered form, without coupons, as described under Book-Entry System. However, if we issue certificates, they will be issued in the name of the security holder.

Trust Preferred Securities of any series will be exchangeable for other Trust Preferred Securities of the same series of any authorized denominations of a like aggregate liquidation amount and tenor. Subject to the terms of the trust agreement and the limitations applicable to global securities, Trust Preferred Securities may be presented for exchange or registration of transfer—duly endorsed or accompanied by a duly executed instrument of transfer—at the office of the Property Trustee, without service charges but upon payment of any taxes and other governmental charges as described in the trust agreement. Such transfer or exchange will be effected upon the Property Trustee being satisfied with the documents of title and identity of the person making the request.

The Property Trustee will not be required to issue, register the transfer of, or exchange any Trust Preferred Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Trust Preferred Securities called for redemption and ending at the close of business on the day of mailing or register the transfer of, or exchange, any Trust Preferred Securities selected for redemption except, in the case of any Trust Preferred Security to be redeemed in part, the portion thereof not to be so redeemed.

Payment and Paying Agents

Distributions and other payments on Trust Preferred Securities issued in the form of global securities will be paid in the manner described under Book-Entry System.

The paying agent initially will be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees. If the Property Trustee is no longer the paying agent, the Property Trustee will appoint a successor, which must be a bank or trust company reasonably acceptable to the Administrative Trustees, to act as paying agent. Such paying agent will be permitted to resign as paying agent upon 30 days’ written notice to the Property Trustee and the Administrative Trustees at which time the paying agent will return all unclaimed funds and all other funds in its possession to the Property Trustee.

Redemption

Upon the repayment or redemption, in whole or in part, of the Debt Securities held by a trust, the proceeds shall be applied by the Property Trustee to redeem a Like Amount, as defined below, of the Trust Securities issued by that trust, upon not less than 30 nor more than 60 days’ notice, unless otherwise indicated in a prospectus supplement, at a redemption price equal to the aggregate liquidation amount of the Trust Preferred Securities plus accumulated but unpaid distributions to but excluding the redemption date and the related amount of the premium, if any, paid by us upon the concurrent redemption of the Debt Securities. If less than all the Debt Securities held by a trust are to be repaid or redeemed on a redemption date, then the proceeds from the repayment or redemption shall be allocated to the redemption proportionately of the Trust Preferred Securities and the Trust Common Securities issued by that trust based on the relative liquidation amounts of the classes. The amount of premium, if any, paid by us upon the redemption of all or any part of the Debt Securities held by a trust to be repaid or redeemed on a redemption date shall be allocated to the redemption proportionately of the Trust Preferred Securities and the Trust Common Securities issued by that trust.

Unless the applicable prospectus supplement states otherwise, we will have the right to redeem the Debt Securities held by a trust:

•	on or after the date fixed for redemption as stated in the applicable prospectus supplement, in whole at any time or in part from time to time; or

•	prior to the date fixed for redemption as stated in the applicable prospectus supplement, in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event or an Investment Company Event, each as defined below.

“Like Amount” means:

•	with respect to a redemption of Trust Securities, Trust Securities having a liquidation amount equal to that portion of the principal amount of Debt Securities to be contemporaneously redeemed in accordance with the applicable indenture, allocated to the Trust Common Securities and to the Trust Preferred Securities based upon the relative liquidation amounts of the classes; and

•	with respect to a distribution of Debt Securities to holders of Trust Securities in connection with a dissolution or liquidation of a trust, Debt Securities having a principal amount equal to the liquidation amount of the Trust Securities of the holder to whom the Debt Securities are distributed.

“Tax Event” means the receipt by a trust of an opinion of counsel to us experienced in relevant matters to the effect that, as a result of any amendment to, or change—including any announced prospective change—in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority of or in the United States, or as a result of any official administrative pronouncement or action or judicial decision interpreting or applying these laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance by a trust of Trust Preferred Securities, including, without limitation, any of the foregoing arising with respect to, or resulting from, any proposal, proceeding or other action commencing on or before the date of issuance, there is more than an insubstantial risk that:

•	the trust is, or will be within 90 days of the delivery of the opinion, subject to United States federal income tax with respect to income received or accrued on the Debt Securities we have issued to that trust;

•	interest payable by us on the Debt Securities is not, or within 90 days of the delivery of the opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

•	the trust is, or will be within 90 days of the delivery of the opinion, subject to more than an insubstantial amount of other taxes, duties or other governmental charges.

“Investment Company Event” means the receipt by a trust of an opinion of counsel to us experienced in these matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change—including any announced prospective change—in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance by that trust of Trust Preferred Securities.

If and for so long as a trust is the holder of all the Debt Securities issued by us to that trust, we will pay, with respect to the Debt Securities, such additional amounts as may be necessary in order that the amount of distributions then due and payable by a trust on the outstanding Trust Preferred Securities and Trust Common Securities of a trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which that trust has become subject, including as a result of a Tax Event.

Redemption Procedures

Trust Preferred Securities of a trust redeemed on each redemption date shall be redeemed at the redemption price with the applicable proceeds from the contemporaneous redemption of the Debt Securities held by that trust. Redemptions of Trust Preferred Securities shall be made and the redemption price shall be payable on each redemption date only to the extent that a trust has funds on hand available for the payment of the redemption price. See also Subordination of Trust Common Securities.

If a trust gives a notice of redemption in respect of any Trust Preferred Securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, in the case of Trust Preferred Securities held in book-entry form, the Property Trustee will deposit irrevocably with the depository funds sufficient to pay the applicable redemption price and will give the depository irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities. With respect to Trust Preferred Securities not held in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Trust Preferred Securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the Trust Preferred Securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any Trust Preferred Securities called for redemption shall be payable to the holders of the Trust Preferred Securities on the relevant record dates for the related distribution dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of the deposit all rights of the holders of the Trust Preferred Securities so called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price, and any distribution payable in respect of the Trust Preferred Securities, but without interest on the redemption price, and the Trust Preferred Securities will cease to be outstanding. In the event that payment of the redemption price in respect of Trust Preferred Securities called for redemption is improperly withheld or refused and not paid either by a trust or by us pursuant to the Guarantee as described under Description of Guarantees, distributions on the Trust Preferred Securities will continue to accumulate at the then applicable rate, from the redemption date originally established by a trust for the Trust Preferred Securities it issues to the date the redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

If less than all the Trust Preferred Securities and Trust Common Securities are to be redeemed on a redemption date, then the aggregate liquidation amount of the Trust Preferred Securities and Trust Common Securities to be redeemed shall be allocated proportionately to the Trust Preferred Securities and the Trust Common Securities based upon the relative liquidation amounts of the classes. The particular Trust Preferred Securities to be redeemed shall be selected on a proportionate basis not more than 60 days prior to the redemption date by the Property Trustee from the outstanding Trust Preferred Securities not previously called for redemption, or if the Trust Preferred Securities are then held in the form of a global Trust Preferred Security, in accordance with the depository’s customary procedures. The Property Trustee shall promptly notify the securities registrar for the Trust Securities in writing of the Trust Preferred Securities selected for redemption and, in the case of any Trust Preferred Securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreements, unless the context otherwise requires, all provisions relating to the redemption of Trust Preferred Securities shall relate, in the case of any Trust Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of Trust Preferred Securities which has been or is to be redeemed.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of Trust Preferred Securities to be redeemed at its address appearing on the securities register for the Trust Securities. Unless we default in payment of the redemption price on the related Debt Securities, on and after the redemption date interest will cease to accrue on the Debt Securities or portions of them called for redemption.

Subordination of Trust Common Securities

If on any distribution date or redemption date a payment event of default with respect to the underlying Debt Securities has occurred and is continuing, no payment on or in respect of the related Trust Common Securities shall be made unless all amounts due in respect of the related Trust Preferred Securities (including the liquidation amount or redemption price, if applicable) shall have been paid or payment provided for. All funds immediately available to the respective Property Trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the Trust Preferred Securities then due and payable.

In the case of any event of default under the trust agreement, as defined below, resulting from an event of default with respect to the underlying Debt Securities, the holders of Trust Common Securities will be deemed to have waived any right to act with respect to any event of default under the related trust agreement until the effects of all events of default with respect to the related Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all events of default under the related trust agreement with respect to the Trust Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Trust Preferred Securities and not on behalf of the holders of the Trust Common Securities, and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Liquidation Distribution Upon Dissolution

In the event of any liquidation of a trust, the applicable prospectus supplement will state the amount payable on the Trust Preferred Securities issued by that trust as a dollar amount per Trust Preferred Security plus accumulated and unpaid distributions to the date of payment, subject to certain exceptions, which may be in the form of a distribution of the amount in Debt Securities held by that trust.

The holders of all the outstanding Trust Common Securities of a trust have the right at any time to dissolve the trust and, after satisfaction of liabilities to creditors of the trust as provided by applicable law, cause the Debt Securities held by that trust to be distributed in liquidation of the trust to the holders of the Trust Preferred Securities and Trust Common Securities issued by the trust.

Pursuant to the related trust agreement, unless the applicable prospectus supplement states otherwise, a trust will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of:

•	events of bankruptcy, dissolution or liquidation involving us or the holder of the Trust Common Securities, as specified in the trust agreement;

•	the giving by the holder of the Trust Common Securities issued by the trust of written direction to the Property Trustee to dissolve the trust, which direction, subject to the foregoing restrictions, is optional and wholly within the discretion of the holder of the Trust Common Securities;

•	the redemption of all the Trust Preferred Securities issued by the trust in connection with the repayment or redemption of all the Debt Securities as described under “Redemption”; and

•	the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

If dissolution of a trust occurs as described in the first, second or fourth bullet point above, the trust will be liquidated by the Property Trustee as expeditiously as the Property Trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the trust as provided by applicable law, to the holders of the Trust Securities issued by the trust a Like Amount of the related Debt Securities. If such distribution is not practical, or, if a dissolution of a trust occurs as described in the third bullet point above, the holders will be entitled to receive out of the assets of the trust available for distribution to holders, after satisfaction of liabilities to creditors of the trust as provided by applicable law, an amount equal to, in the case of holders of the Trust Preferred Securities, the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. In this prospectus we refer to this amount as the “liquidation distribution.” If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on its Trust Preferred Securities shall be paid on a proportionate basis. The holders of the Trust Common Securities issued by the trust will be entitled to receive distributions upon any liquidation proportionately with the holders of the Trust Preferred Securities, except that if a payment event of default has occurred and is continuing on the related Debt Securities, the Trust Preferred Securities shall have a priority over the Trust Common Securities. See Subordination of Trust Common Securities.

After the liquidation date is fixed for any distribution of Debt Securities we have issued to a trust,

•	the Trust Preferred Securities issued by that trust will no longer be deemed to be outstanding,

•	the depository or its nominee, as the registered holder of the Trust Preferred Securities, will receive a registered global certificate or certificates representing the Debt Securities to be delivered upon the distribution with respect to the Trust Preferred Securities held by the depository or its nominee, and

•	any certificates representing the Trust Preferred Securities not held by the depository or its nominee will be deemed to represent the Debt Securities having a principal amount equal to the stated liquidation amount of the Trust Preferred Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the Trust Preferred Securities until the certificates are presented to the security registrar for the Trust Securities for transfer or reissuance.

If we do not redeem the Debt Securities we have issued to a trust prior to the stated maturity and the trust is not liquidated and the Debt Securities are not distributed to holders of the Trust Preferred Securities issued by that trust, the Trust Preferred Securities will remain outstanding until the repayment of the Debt Securities and the distribution of the liquidation distribution to the holders of the Trust Preferred Securities.

There can be no assurance as to the market prices for Trust Preferred Securities or the related Debt Securities that may be distributed in exchange for Trust Preferred Securities if a dissolution and liquidation of a trust were to occur. Accordingly, the Trust Preferred Securities that an investor may purchase, or the related Debt Securities that the investor may receive on dissolution and liquidation of a trust, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby.

Certain Covenants

In connection with the issuance of Trust Preferred Securities by a trust, we will agree:

•	to continue to hold, directly or indirectly, 100% of the Trust Common Securities of any trust to which Debt Securities have been issued while such Debt Securities are outstanding, provided that certain successors that are permitted pursuant to the applicable indenture may succeed to our ownership of the Trust Common Securities;

•	not to voluntarily dissolve, wind up or liquidate a trust to which Debt Securities have been issued, other than in connection with a distribution of Debt Securities to the holders of the Trust Preferred Securities in liquidation of a trust or in connection with certain mergers, consolidations or amalgamations permitted by the trust agreements; and

•	to use our reasonable efforts, consistent with the terms and provisions of the trust agreements, to cause each trust to which Debt Securities have been issued to continue not to be taxable other than as a grantor trust for United States federal income tax purposes.

Unless the applicable prospectus supplement states otherwise, during any extended interest period, or for so long as an event of default under the applicable indenture or any payment default under the preferred security Guarantee has occurred and is continuing, we will also agree that we will not, except in limited circumstances, (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, (2) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any Debt Securities of ours that rank equally with, or junior to, the Debt Securities, or (3) make any guarantee payments with respect to any guarantee issued by us if such guarantee ranks equally with, or junior to, the applicable Debt Securities, other than, in each case, repurchases, redemptions or other acquisitions of shares of our:

•	capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan;

•	as a result of an exchange or conversion of any class or series of our capital stock, or any capital stock of a subsidiary of ours, for any class or series of our capital stock or of any class or series of our then outstanding indebtedness for any class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged;

•	payments under any Guarantee executed and delivered by us concurrently with the issuance of any Trust Preferred Securities;

•	any declaration of a dividend in the form of capital stock in connection with any shareholders’ rights plan, or the issuance of rights to capital stock under any shareholders’ rights plan, or the redemption or repurchase of rights pursuant to any such plan; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks on a parity with or junior to the stock, if at such time

•	we have actual knowledge of any event that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the applicable indenture, and (b) we have not taken reasonable steps to cure the same;

•	we are in default with respect to our payment of any obligations under any Guarantee executed and delivered by us concurrently with the issuance of any Trust Preferred Securities; or

•	an extension period is continuing.

We will also agree that, if and for so long as a trust is the holder of all Debt Securities issued by us in connection with the issuance of Trust Preferred Securities by that trust and that trust is required to pay any additional taxes, duties or other governmental charges, including in connection with a Tax Event, we will pay as additional sums on the Debt Securities the amounts that may be required so that the distributions payable by that trust will not be reduced as a result of any additional taxes, duties or other governmental charges.

Events of Default

Any one of the following events constitutes an event of default with respect to the Trust Preferred Securities issued by a trust under the related trust agreement:

•	default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

•	default by the trust in the payment of any redemption price of any trust security issued by that trust when it becomes due and payable;

•	default in the performance, or breach, in any material respect, of any covenant or warranty of the Property Trustee and the Delaware Trustee in the trust agreement, other than as described above, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the appropriate trustees and to us by the holders of at least 33% in aggregate liquidation amount of the outstanding Trust Preferred Securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a “Notice of Default” under the trust agreement;

•	the occurrence of an event of default under the applicable indenture relating to the Debt Securities held by a trust (see Description of the Senior Notes—Events of Default and Description of the Junior Subordinated Debentures—Events of Default);

•	the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee or all or substantially all of its property if a successor Property Trustee has not been appointed within 90 days of the occurrence; or

•	the occurrence of certain events of bankruptcy or insolvency with respect to the trust.

Within five business days after the occurrence of certain events of default actually known to the respective Property Trustee, the Property Trustee will transmit notice of the event of default to the respective holders of Trust Securities and the respective Administrative Trustees, unless the event of default has been cured or waived. Within five business days after the receipt of notice that we intend to exercise our right under the applicable indenture to defer the payment of interest on the related Debt Securities, the Property Trustee must notify the holders and the Administrative Trustees that we intend to defer these interest payments, unless we have revoked our determination to do so.

The applicable trust agreement includes provisions as to the duties of the Property Trustee in case an event of default occurs and is continuing. Consistent with these provisions, the Property Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders unless those holders have offered to the Property Trustee reasonable indemnity. Subject to these provisions for indemnification, the holders of a majority in liquidation amount of the related outstanding Trust Preferred Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or exercising any trust or power conferred on the Property Trustee, with respect to the related Trust Preferred Securities.

The holders of at least a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities issued by a trust may waive any past default under the applicable trust agreement except:

•	a default in the payment of any distribution when it becomes due and payable or any redemption price;

•	a default with respect to certain covenants and provisions of the applicable trust agreement that cannot be modified or amended without consent of the holder of each outstanding Trust Preferred Security; and

•	a default under the applicable indenture that the holders of a majority in liquidation amount of the Trust Preferred Securities would not be entitled to waive under the applicable trust agreement.

If an event of default under the applicable indenture has occurred and is continuing as a result of any failure by us to pay any amounts when due in respect of the related Debt Securities issued by us to a trust, the related Trust Preferred Securities will have a preference over the related Trust Common Securities with respect to payments of any amounts in respect of the Trust Preferred Securities as described above. See Subordination of Trust Common Securities, Liquidation Distribution Upon Dissolution, Description of the Senior Notes—Events of Default and Description of Junior Subordinated Debentures—Events of Default.

We must furnish annually to each Property Trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under the respective trust agreement. Also, the Administrative Trustees for each trust must file, on behalf of the respective trust, a statement as to our compliance with all conditions and covenants under the respective trust agreement.

Voting Rights; Amendment of Trust Agreement

Except as provided below and under Resignation, Removal of Property Trustee and Delaware Trustee; Appointment of Successors and Description of Guarantees—Amendments and Assignment and as otherwise required by law and the applicable trust agreement, the holders of the Trust Preferred Securities issued by a trust will have no voting rights.

The trust agreement applicable to a trust may be amended from time to time by the holders of a majority in liquidation amount of its Trust Common Securities and the respective Property Trustee, without the consent of the holders of the Trust Preferred Securities issued by the trust:

•	to cure any ambiguity, correct or supplement any provisions in the trust agreements that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreements, provided that any such amendment does not adversely affect in any material respect the interests of any holder of Trust Securities;

•	to facilitate the tendering, remarketing and settlement of the Trust Preferred Securities, as contemplated in the trust agreement;

•	to modify, eliminate or add to any provisions of the trust agreements to the extent as may be necessary to ensure that a trust will not be taxable other than as a grantor trust for United States federal income tax purposes at any time that any Trust Securities are outstanding or to ensure that a trust will not be required to register as an “investment company” under the Investment Company Act; or

•	to reflect the appointment of a successor trustee.

The trust agreement may be amended by the holders of a majority in aggregate liquidation amount of the Trust Common Securities and the Property Trustee with the consent of holders representing not less than a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities and receipt by the Property Trustee and the Delaware Trustee of an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust’s not being taxable other than as a grantor trust for United States federal income tax purposes or the trust’s exemption from status as an “investment company” under the Investment Company Act.

Without the consent of each holder of Trust Preferred Securities affected by the amendment or related exercise of power, the trust agreement applicable to a trust may not be amended to change the amount or timing of any distribution on the Trust Securities or otherwise adversely affect the amount of any distribution required to be made in respect of the Trust Securities as of a specified date or restrict the right of a holder of Trust Securities to institute suit for the enforcement of any payment due.

So long as any Debt Securities are held by a trust, the respective Property Trustee will not:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the Debt Securities under the related indenture, or execute any trust or power conferred on the Property Trustee with respect to the related Debt Securities;

•	waive any past default that is waivable under the applicable indenture;

•	exercise any right to rescind or annul a declaration that the Debt Securities shall be due and payable; or

•	consent to any amendment, modification or termination of the applicable indenture or the related Debt Securities, where consent shall be required;

without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the Trust Preferred Securities, except that, if a consent under the applicable indenture would require the consent of each holder of Debt Securities affected by the consent, no consent will be given by the Property Trustee without the prior written consent of each holder of the Trust Preferred Securities.

A Property Trustee may not revoke any action previously authorized or approved by a vote of the holders of the Trust Preferred Securities issued by its respective trust except by subsequent vote of the holders of the Trust Preferred Securities. The Property Trustee will notify each holder of Trust Preferred Securities of any notice of default with respect to the Debt Securities. In addition, before taking any of the foregoing actions, the Property Trustee will obtain an opinion of counsel experienced in relevant matters to the effect that the trust will not be taxable other than as a grantor trust for United States federal income tax purposes on account of the action.

Any required approval of holders of Trust Preferred Securities issued by a trust may be given at a meeting of holders of those Trust Preferred Securities convened for the purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each registered holder of Trust Preferred Securities in the manner set forth in the applicable trust agreement.

No vote or consent of the holders of Trust Preferred Securities issued by a trust will be required to redeem and cancel those Trust Preferred Securities in accordance with the applicable trust agreement. See above under Redemption.

Notwithstanding that holders of Trust Preferred Securities issued by a trust are entitled to vote or consent under any of the circumstances described above, any of those Trust Preferred Securities that are owned by us, the respective Property Trustee or Delaware Trustee, or any affiliate of us or either trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Enforcement of Certain Rights by Holders of Trust Preferred Securities

If an event of default has occurred and is continuing under the applicable indenture, and the trustee for the related Debt Securities and the holders of those Debt Securities have failed to declare the principal due and payable, the holders of at least 33% in aggregate liquidation amount of the related outstanding Trust Preferred Securities shall have this right.

If an event of default has occurred and is continuing under a trust agreement and the event is attributable to our failure to pay any amounts payable in respect of Debt Securities on the date the amounts are otherwise payable, a registered holder of Trust Preferred Securities may institute a direct action against us for enforcement of payment to the holder of an amount equal to the amount payable in respect of Debt Securities having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities held by the holder, which we refer to in this discussion as a “Direct Action”. We will have the right under the applicable indenture to set-off any payment made to the holders of Trust Preferred Securities by us in connection with a Direct Action.

We may not amend the applicable indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all the Trust Preferred Securities. Furthermore, so long as any of the Trust Preferred Securities are outstanding:

•	no modification of the applicable indenture may be made that adversely affects the holders of the Trust Preferred Securities in any material respect,

•	no termination of the applicable indenture may occur and

•	no waiver of any event of default or compliance with any covenant under the applicable indenture may be effective,

without the prior consent of the holders of at least a majority of the aggregate liquidation amount of the outstanding Trust Preferred Securities unless and until the principal of, accrued and unpaid interest on and premium, if any, on the related Debt Securities have been paid in full and certain other conditions are satisfied.

With certain exceptions, the holders of the Trust Preferred Securities would not be able to exercise directly any remedies available to the holders of the Debt Securities except under the circumstances described in this section.

Resignation, Removal of Property Trustee and Delaware Trustee; Appointment of Successors

The Property Trustee or the Delaware Trustee of a trust may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in liquidation amount of that trust’s outstanding Trust Preferred Securities delivered to the trustee to be removed and to us. No resignation or removal of either of the trustees and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the trust agreement. So long as no event of default or event that would become an event of default has occurred and is continuing, and except with respect to a trustee appointed by an action of the holders, if we have delivered to either the Property Trustee or the Delaware Trustee a resolution of our board of directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the trust agreement, the Property Trustee or the Delaware Trustee, as the case may be, will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the trust agreement.

Mergers, Consolidations, Amalgamations or Replacements of a Trust

A trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any entity, except as described below or as otherwise set forth in the applicable trust agreement. A trust may, at the request of the holders of its Trust Common Securities and with the consent of the holders of at least a majority in aggregate liquidation amount of its outstanding Trust Preferred Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

•	the successor entity either expressly assumes all the obligations of the trust with respect to its Trust Preferred Securities or substitutes for the Trust Preferred Securities other securities having substantially the same terms as the Trust Preferred Securities, which we refer to in this prospectus as the successor securities, so long as the successor securities have the same priority as the Trust Preferred Securities with respect to distributions and payments upon liquidation, redemption and otherwise;

•	a trustee of the successor entity, possessing the same powers and duties as the Property Trustee, is appointed to hold the related Debt Securities;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Trust Preferred Securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization;

•	the Trust Preferred Securities or any successor securities are listed or quoted, or any successor securities will be listed or quoted upon notification of issuance, on any national securities exchange or with another organization on which the Trust Preferred Securities are then listed or quoted;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities, including any successor securities, in any material respect;

•	the successor entity has a purpose substantially identical to that of the trust;

•	prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Property Trustee has received an opinion from independent counsel experienced in relevant matters to the effect that such transaction does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities, including any successor securities, in any material respect and following such transaction, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	we or any permitted successor or assignee owns all the Trust Common Securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the applicable Guarantee.

Notwithstanding the foregoing, a trust may not, except with the consent of holders of 100% in aggregate liquidation amount of the Trust Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if the consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the trust or the successor entity to be taxable other than as a grantor trust for United States federal income tax purposes.

Information Concerning the Property Trustees

Each Property Trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only the duties as are specifically set forth in the applicable trust agreement and, after an event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, each Property Trustee is under no obligation to exercise any of the powers vested in it by the trust agreements at the request of any holder of Trust Preferred Securities issued by the respective trust unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred by exercising these powers.

Concerning the Property Trustee

We and our affiliates use or will use some of the services of the Property Trustee in the normal course of business.

Miscellaneous

The Administrative Trustees and the Property Trustee relating to each trust are authorized and directed to conduct the affairs of and to operate the trust in such a way that the trust will not be deemed to be an “investment company” required to be registered under the Investment Company Act or taxable other than as a grantor trust for United States federal income tax purposes and so that the Debt Securities held by that trust will be treated as indebtedness of ours for United States federal income tax purposes. In this regard, each Property Trustee and the holders of Trust Common Securities issued by the respective trust are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the applicable trust agreement, that the Property Trustee and the holders of Trust Common Securities determine in their discretion to be necessary or desirable for these purposes, as long as this action does not materially adversely affect the interests of the holders of the Trust Preferred Securities.

Holders of the Trust Preferred Securities have no preemptive or similar rights.

A trust may not borrow money or issue debt or mortgage or pledge any of its assets.

Governing Law

The trust agreement and the Trust Preferred Securities will be governed by Delaware law.

DESCRIPTION OF GUARANTEES

Each Guarantee will be executed and delivered by us concurrently with the issuance of Trust Preferred Securities by a trust for the benefit of the holders from time to time of the Trust Preferred Securities. We will appoint The Bank of New York as Guarantee Trustee under each Guarantee. Each Guarantee Trustee will hold the respective Guarantee for the benefit of the holders of the Trust Preferred Securities issued by the related trust. Each Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. We have summarized below certain provisions of the Guarantees. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Guarantee, including the definitions in the Guarantee of certain terms. The form of guarantee agreement will be filed as an exhibit to the registration statement of which this prospectus is a part.

General

Unless otherwise provided in a prospectus supplement, we will fully and unconditionally agree, to the extent described herein, to pay the Guarantee payments, as defined below, to the holders of the Trust Preferred Securities issued by each trust, as and when due, regardless of any defense, right of set-off or counterclaim that a trust may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid or made by or on behalf of the respective trust, which payments we refer to in this discussion as the “Guarantee payments,” will be subject to the respective Guarantee:

•	any accumulated and unpaid distributions required to be paid on the Trust Preferred Securities, to the extent that the trust has funds on hand available therefor;

•	the redemption price with respect to any Trust Preferred Securities called for redemption, to the extent that the trust has funds on hand available therefor; and

•	upon a voluntary or involuntary dissolution, winding up or liquidation of the trust, unless the related Debt Securities are distributed to holders of the Trust Preferred Securities, the lesser of:

(1)    the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the trust has funds on hand available therefor; and

(2)    the amount of assets of the trust remaining available for distribution to holders of the Trust Preferred Securities on liquidation of the trust.

Our obligation to make a Guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the Trust Preferred Securities or by causing the trust to pay these amounts to the holders.

Each Guarantee will be an irrevocable guarantee of the obligations of the respective trust under its Trust Preferred Securities, but will apply only to the extent that the trust has funds sufficient to make these payments.

If we do not make payments on the Debt Securities held by a trust, the trust will not be able to pay any amounts payable in respect of its Trust Preferred Securities and will not have funds legally available for these payments. The applicable prospectus supplement will describe the ranking of the Guarantee. See Status of the Guarantees. The Guarantees do not limit our incurrence or issuance of other secured or unsecured debt, including Senior Indebtedness, whether under the applicable indenture, any other indenture that we may enter into in the future or otherwise.

We will enter into an agreement as to expenses and liabilities with each trust to provide funds to such trust as needed to pay obligations of the trust to parties other than the holders of the Trust Preferred Securities. We have, through the Guarantees, the trust agreements, the agreements as to expenses and liabilities, the applicable Debt Securities and the related indenture, taken together, fully, irrevocably and unconditionally guaranteed all of each trust’s obligations under its Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the Guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each trust’s obligations in respect of its Trust Preferred Securities. See Relationship Among Trust Preferred Securities, Debt Securities and Guarantees.

Status of the Guarantees

Each Guarantee will constitute an unsecured obligation of ours. The applicable prospectus supplement will describe the ranking of each Guarantee.

Each Guarantee will constitute a guarantee of payment and not of collection; specifically, the Guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. Each Guarantee will be held by the respective Guarantee Trustee for the benefit of the holders of the related Trust Preferred Securities. A Guarantee will not be discharged except by payment of the applicable Guarantee payments in full to the extent not paid or distributed by the respective trust.

Amendments and Assignment

Except with respect to any changes that do not materially adversely affect the rights of holders of the related Trust Preferred Securities, in which case no vote will be required, a Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the related Trust Preferred Securities. The manner of obtaining this type of approval will be as set forth under Description of Trust Preferred Securities—Voting Rights; Amendment of Trust Agreement. All Guarantees and agreements contained in each Guarantee shall bind the successors, assigns, receivers, trustees and representatives of ours and shall inure to the benefit of the holders of the related Trust Preferred Securities then outstanding.

Events of Default

An event of default under a Guarantee will occur upon our failure to perform any of our payment obligations under the Guarantee, or to perform any other obligation if such default remains unremedied for 30 days.

The holders of not less than a majority in aggregate liquidation amount of the related Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. Any registered holder of Trust Preferred Securities may institute a legal proceeding directly against us to enforce its rights under the related Guarantee without first instituting a legal proceeding against the related trust, the Guarantee Trustee or any other person or entity.

We, as guarantor, are required to file annually with each Guarantee Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under each Guarantee.

Consolidation, Merger, Sale of Assets and Other Transactions

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser (i) is organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) expressly assumes our obligations under the Guarantee and (iii) immediately after giving effect thereto no event of default under the Guarantee and no event which after notice or lapse of time or both, would become an event of default under the Guarantee has happened and is continuing.

Information Concerning the Guarantee Trustee

The Guarantee Trustee, other than during the occurrence and continuance of a default by us in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee agreement. After a default with respect to the Guarantee, the Guarantee Trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the guarantee agreement at the request of any holder of the Trust Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might thereby incur.

Termination of the Guarantees

Each Guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the related Trust Preferred Securities, upon full payment of the amounts payable with respect to the Trust Preferred Securities upon liquidation of the respective trust and upon distribution of the related Debt Securities to the holders of the Trust Preferred Securities. Each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid under the Trust Preferred Securities or the Guarantee.

Governing Law

Each Guarantee will be governed by New York law.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Guarantee Trustee in the normal course of business.

We must furnish annually to each Property Trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under the respective trust agreement. Also, the Administrative Trustees for each trust must file, on behalf of the respective trust, a statement as to our compliance with all conditions and covenants under the respective trust agreement.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND

THE STOCK PURCHASE UNITS

We may issue Stock Purchase Contracts representing contracts obligating holders to purchase from us and we may sell to the holders, a specified number of shares of common stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.

The Stock Purchase Contracts may be issued separately or as a part of units, often known as Stock Purchase Units, consisting of a Stock Purchase Contract and either Debt Securities or debt obligations of third parties, including U.S. Treasury securities or Trust Preferred Securities securing the holder’s obligations to purchase the common stock under the Stock Purchase Contracts.

The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid Stock Purchase Contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original Stock Purchase Contract.

The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not necessarily contain all of the information that you may find useful. For more information, you should review the Stock Purchase Contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such Stock Purchase Contracts or Stock Purchase Units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities.

RELATIONSHIP AMONG TRUST PREFERRED SECURITIES,

DEBT SECURITIES AND GUARANTEES

Full and Unconditional Guarantee

Payments of distributions and other amounts due on the Trust Preferred Securities issued by a trust, to the extent the trust has funds available for the payment, are irrevocably Guaranteed by us as and to the extent set forth under Description of Guarantees. Taken together, our obligations under the related Debt Securities, the applicable indenture, an agreement as to expenses and liabilities, the related trust agreement and the related Guarantee provide, in the aggregate, a full, irrevocable and unconditional Guarantee of payments of distributions and other amounts due on the Trust Preferred Securities issued by a trust. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the Guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional Guarantee of each trust’s obligations in respect of the related Trust Preferred Securities. If and to the extent that we do not make payments on the Debt Securities issued to a trust, the trust will not have sufficient funds to pay distributions or other amounts due on its Trust Preferred Securities. A Guarantee does not cover payment of amounts payable with respect to the Trust Preferred Securities issued by a trust when the trust does not have sufficient funds to pay these amounts. In this event, the remedy of a holder of the Trust Preferred Securities is to institute a legal proceeding directly against us for enforcement of payment of our obligations under Debt Securities having a principal amount equal to the liquidation amount of the Trust Preferred Securities held by the holder.

Sufficiency of Payments

As long as payments are made when due on the Debt Securities issued to a trust, these payments will be sufficient to cover distributions and other payments distributable on the Trust Preferred Securities issued by that trust, primarily because:

•	the aggregate principal amount of the Debt Securities will be equal to the sum of the aggregate stated liquidation amount of the Trust Preferred Securities and Trust Common Securities;

•	the interest rate and interest and other payment dates on the Debt Securities will match the distribution rate, distribution dates and other payment dates for the Trust Preferred Securities;

•	we will pay for any and all costs, expenses and liabilities of the trust except the trust’s obligations to holders of the related Trust Securities; and

•	the applicable trust agreement further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Notwithstanding anything to the contrary in the applicable indenture, we have the right to set-off any payment we are otherwise required to make under that indenture against and to the extent we have previously made, or are concurrently on the date of the payment making, a payment under a Guarantee.

Enforcement Rights of Holders of Trust Preferred Securities

Under the circumstances set forth under Description of Trust Preferred Securities—Enforcement of Certain Rights by Holders of Trust Preferred Securities, holders of Trust Preferred Securities may bring a Direct Action against us.

A holder of any Trust Preferred Security may institute a legal proceeding directly against us to enforce its rights under the related Guarantee without first instituting a legal proceeding against the related Guarantee Trustee, the related trust or any other person or entity. See Description of Guarantees.

Limited Purpose of Trust

The Trust Preferred Securities issued by a trust represent preferred undivided beneficial interests in the assets of the trust, and the trust exists for the sole purpose of issuing its Trust Preferred Securities and Trust Common Securities and investing the proceeds of these Trust Securities in Debt Securities. A principal difference between the rights of a holder of a Trust Preferred Security and a holder of a debt security is that a holder of a debt security is entitled to receive from us payments on Debt Securities held, while a holder of Trust Preferred Securities is entitled to receive distributions or other amounts distributable with respect to the Trust Preferred Securities from a trust, or from us under a Guarantee, only if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Dissolution

Upon any voluntary or involuntary dissolution of a trust, other than any dissolution involving the distribution of the related Debt Securities, after satisfaction of liabilities to creditors of the trust as required by applicable law, the holders of the Trust Preferred Securities issued by the trust will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See Description of Trust Preferred Securities—Liquidation Distribution Upon Dissolution. Since we are the guarantor under each of the Guarantees and have agreed to pay for all costs, expenses and liabilities of each trust, other than each trust’s obligations to the holders of the respective Trust Securities, the positions of a holder of Trust Preferred Securities and a holder of Debt Securities relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

BOOK-ENTRY SYSTEM

Unless otherwise stated in a prospectus supplement, book-entry securities of a series will be issued in the form of a global security that the Trustee will deposit with The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue security certificates to each holder. One or more global securities will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange security certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC’s book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

We will wire principal and interest payments to DTC’s nominee. We and the applicable trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global securities and voting by participants, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Securities represented by a global certificate will be exchangeable for definitive securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the securities of a series to be represented by a global security and notify the Trustee of our decision.

PLAN OF DISTRIBUTION

We may sell the securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Securities may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

The applicable prospectus supplement will set forth the terms under which the securities are offered, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Agents will not be obligated to make a market in the securities. We cannot predict the amount of trading or liquidity of the securities.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell securities directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

LEGAL OPINIONS

Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the securities for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

Certain matters of Delaware law relating to the validity of the Trust Preferred Securities, the enforceability of the trust agreement and the creation of the trusts will be passed upon by Richards Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

The financial statements of the Company and subsidiaries incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K dated February 25, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS 142 “Goodwill and Other Intangible Assets”) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

50,000,000 Shares

American Electric Power Company, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

February 27, 2003